AMENDED AND RESTATED UNDERWRITING AGREEMENT

November 10, 2020

Canaccord Genuity Corp.

Brookfield Place, TD Tower

181 Bay Street, Suite 3100, P.O. Box 516

Toronto, Ontario, M5J 2S1

Canaccord Genuity LLC

99 High Street

Boston, Massachusetts 02110

United States

Attention: Steve Winokur and Jennifer Pardi

Dear Sir and Madame:

Organigram Holdings Inc., a corporation continued under the Canada Business Corporations Act (the "Company"), proposes to issue and sell, subject to the terms and conditions stated herein, to the several underwriters named in Schedule A hereto (the "Underwriters") an aggregate of 32,500,000 units of the Company (the "Initial Units") at the purchase price of $1.85 per Initial Unit (the "Purchase Price") for aggregate proceeds of $60,125,000. Each Initial Unit shall be comprised of one common share of the Company (each an "Initial Share" and collectively, the "Initial Shares") and one-half of one common share purchase warrant of the Company (each whole warrant, an "Initial Warrant" and collectively, the "Initial Warrants"). Each Initial Warrant will entitle the holder thereof to acquire one common share of the Company (each a "Warrant Share" and collectively, the "Warrant Shares") at a price of $2.50 per Warrant Share, at any time until 5:00 p.m. (Eastern Time) on the date that is three years following the Closing Date (as defined below). The Warrants (as defined below) shall be created and issued pursuant to a warrant indenture (the "Warrant Indenture") to be dated as of the Closing Date between the Company and TSX Trust Company, in its capacity as warrant agent thereunder. The Initial Units, Initial Shares and Initial Warrants shall have the material attributes described in and contemplated by the Registration Statement and the Prospectuses (each as defined below). Canaccord Genuity Corp. and Canaccord Genuity LLC are acting as lead underwriters (the "Lead Underwriters") in connection with the offering and sale of the Initial Units contemplated herein (the "Offering").

Upon and subject to the terms and conditions and in reliance upon the representations and warranties contained this amended and restated underwriting agreement (this "Agreement"), the Company hereby grants to the Underwriters, in the respective percentages set out in Schedule A hereto, an option (the "Over-Allotment Option") to purchase up to 4,875,000 additional units of the Company (each an "Additional Unit" and collectively, the "Additional Units") that is exercisable in whole or in part at any time and from time to time up to 5:00 p.m. (Eastern Time) on the date that is 30 days after the Closing Date. Each Additional Unit shall consist of one common share of the Company (each an "Additional Share" and collectively, the "Additional Shares") and one-half of one common share purchase warrant of the Company having the same terms as the Initial Warrants (each whole warrant, an "Additional Warrant" and collectively, the "Additional Warrants"). The Over-Allotment Option may be exercised by the Underwriters in respect of Additional Units at the Purchase Price. If the Lead Underwriters, on behalf of the Underwriters, elect to exercise the Over-Allotment Option, the Lead Underwriters shall notify the Company in writing not less than 48 hours prior to the Additional Closing Date (as defined herein), which notice shall specify the aggregate number of Additional Securities to be purchased by the Underwriters, the date on which such Additional Securities are to be purchased and the names and denominations in which the Additional Securities are to be registered (the "Over-Allotment Option Notice"). The Additional Closing Date may be the same as the Closing Date, but not earlier than the Closing Date.

Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to (i) the "Offering" shall be deemed to include the Over-Allotment Option, (ii) the "Units" shall mean, collectively, the Initial Units and the Additional Units, (iii) the "Shares" shall mean, collectively, the Initial Shares and the Additional Shares, (iv) the "Warrants" shall mean, collectively, the Initial Warrants and the Additional Warrants, and (v) the "Additional Securities" shall mean, collectively, the Additional Units, Additional Shares and Additional Warrants, as applicable.

The Company understands that the Underwriters propose to make a public offering of the Units in the United States and each of the provinces and territories of Canada (other than Quebec), either directly or through their respective U.S. or Canadian broker-dealer affiliates upon the terms set forth in the Prospectuses as soon as the Underwriters deem advisable after this Agreement has been executed and delivered. Canaccord Genuity LLC and A.G.P. / Alliance Global Partners (the "Non-Canadian Underwriters") will not, directly or indirectly, solicit offers to purchase or sell Units in Canada.

Section 1 Representations and Warranties of the Company.

The Company represents and warrants to, and agrees with, each of the Underwriters that:

(a) The Company is qualified to file a short form prospectus pursuant to the Shelf Procedures (as defined below) and has prepared and filed a preliminary short form base shelf prospectus dated November 4, 2019 (the "Canadian Preliminary Base Shelf Prospectus"), a final short form base shelf prospectus November 22, 2019 (the "Canadian Final Base Shelf Prospectus") providing for the offer and sale, from time to time, of up to C$175,000,000 of the Company's securities, with the Financial and Consumer Services Commission (New Brunswick), as the principal regulator for the Company at the time of filing thereof pursuant to Multilateral Instrument 11-102 - Passport System (the "Reviewing Authority") and the Canadian securities regulatory authorities in each of the Canadian Jurisdictions (as defined below) (collectively, the "Canadian Qualifying Authorities"); and the Reviewing Authority has issued a prospectus receipt under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions (a "Decision Document") for each of the Canadian Preliminary Base Shelf Prospectus and the Canadian Final Base Shelf Prospectus, which receipt also evidences that the Ontario Securities Commission has issued a receipt for each of such documents. Pursuant to Multilateral Instrument 11-102 - Passport System, a receipt for each of such documents is deemed to be issued by the regulator in each of the Canadian Jurisdictions other than the Province of New Brunswick and the Province of Ontario if the conditions of such instrument have been satisfied. No order suspending or cease trading the distribution of any securities of the Company has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Canadian Qualifying Authorities, and any request on the part of the Canadian Qualifying Authorities for additional information has been complied with.

The term "Canadian Jurisdictions" means each of the provinces and territories of Canada. The term "Canadian Base Prospectus" means the Canadian Final Base Shelf Prospectus, including documents incorporated therein by reference, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with the rules and procedures established under all applicable securities laws in each of the Canadian Jurisdictions and the respective regulations and rules under such laws together with applicable published policies, policy statements, instruments, blanket orders, blanket rulings and notices of the securities regulatory authorities in the Canadian Jurisdictions ("Canadian Securities Laws"), including National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44- 101") and National Instrument 44-102 - Shelf Distributions (together, the "Shelf Procedures"). The term "Canadian Prospectus" means the prospectus supplement (the "Canadian Prospectus Supplement") relating to the Offering, which includes pricing information, to be dated the date hereof and filed with the Canadian Qualifying Authorities in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated by reference therein as of the date of the Canadian Prospectus Supplement.

All references in this Agreement to the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Canadian Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval ("SEDAR").

(b) The Company meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and has prepared and filed with the United States Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act and the rules and regulations of the Commission (the "Rules and Regulations") on Form F-10 (File No. 333-234564) on November 6, 2019 and amended on November 26, 2019, providing for the offer and sale, from time to time, of up to US$133,059,610 (C$175,000,000 based on the Bank of Canada daily exchange rate on October 30, 2019 of US$0.7603 per C$1.00) of the Company's securities (the "Registration Statement"). The Registration Statement, including the Canadian Final Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations) therein and all exhibits thereto and all documents incorporated by reference therein, became effective pursuant to Rule 467(b) under the Securities Act on November 27, 2019. In connection with the filing of the Registration Statement, the Company has filed with the Commission, on November 7, 2019, an appointment of agent for service of process upon the Company on Form F-X ("Form F-X") under the Securities Act. The prospectus included in the Registration Statement at the time it became effective, including documents incorporated therein by reference, is referred to herein as the "U.S. Base Prospectus". No stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission and any request on the part of the Commission for additional information has been complied with. The Company was not an "ineligible issuer" (as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Securities Act with respect to the Offering contemplated hereby.

The term "U.S. Prospectus" means the prospectus supplement (the "U.S. Prospectus Supplement") relating to the Offering to be dated the date hereof and filed with the Commission pursuant to General Instruction II.L. of Form F-10, together with the U.S. Base Prospectus, including all documents incorporated therein by reference.

Any "issuer free writing prospectus" (as defined in Rule 433 under the Securities Act) relating to the Units is hereafter referred to as an "Issuer Free Writing Prospectus" and the U.S. Base Prospectus, as updated as of the Applicable Time, together with the Issuer Free Writing Prospectuses identified in Annex II hereto are hereafter referred to collectively as the "Pricing Disclosure Package". Any reference herein to the U.S. Base Prospectus and the U.S. Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of filing thereof; and any reference herein to any "amendment" or "supplement" with respect to any of the U.S. Base Prospectus and the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Commission incorporated or deemed to be incorporated therein by reference after the date of filing of such U.S. Base Prospectus or U.S. Prospectus and (ii) any such document so filed. As used herein, "Base Prospectuses" shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; and "Prospectuses" shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus.

All references in this Agreement to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, or any Issuer Free Writing Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

(c) The Canadian Base Prospectus did, and the Canadian Prospectus (and any further amendments or supplements thereto) will, comply with the applicable requirements of Canadian Securities Laws; the Canadian Prospectus (and any further amendments or supplements thereto) will not, as of the time of filing of the Canadian Prospectus Supplement and through the Closing Date and the Additional Closing Date (each as defined below), if any, include any misrepresentation within the meaning of applicable Canadian Securities Laws, and the Canadian Prospectus (and any further amendments or supplements thereto) will, as of the time of filing thereof and through the Closing Date and the Additional Closing Date, if any, constitute, full, true and plain disclosure of all material facts relating to the Units and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Canadian Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Underwriters consists solely of the material referred to in Section 17 hereof.

(d) The Registration Statement complies, and the U.S. Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Prospectus will comply, with the applicable provisions of the Securities Act and the Rules and Regulations, and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the U.S. Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or not misleading in the light of the circumstances under which they were made; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from Registration Statement or the U.S. Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Underwriters consists solely of the material referred to in Section 17 hereof. The Form F-X conforms with the requirements of the Securities Act and the Rules and Regulations.

(e) No order preventing or suspending the use of the U.S. Base Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Underwriters consists solely of the material referred to in Section 17 hereof.

(f) For purposes of this Agreement, the "Applicable Time" is 7:15 a.m. (Eastern Time) on the date of this Agreement. The Pricing Disclosure Package, as of the Applicable Time, did not, and from the Applicable Time through the Closing Date and the Additional Closing Date, if any, will not, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made. Each Issuer Free Writing Prospectus complies with the applicable provisions of the Securities Act and the Rules and Regulations, and does not include information that conflicts with the information contained in the Registration Statement or the Prospectuses, and any Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. No representation or warranty is made in this Section 1(f) with respect to any information contained in or omitted from the Pricing Disclosure Package or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Underwriters consists solely of the material referred to in Section 17 hereof.

(g) Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated, or deemed to be incorporated, by reference in the Canadian Prospectus complied, or will comply, when so filed, with the requirements of Canadian Securities Laws, and none of such documents contained, or will contain, at the time of its filing any misrepresentation within the meaning of applicable Canadian Securities Laws.

(h) Independent Accountants. Deloitte LLP is independent with respect to the Company within the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct, is registered with the Canadian Public Accountability Board and is an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States). No "reportable event" (within the meaning of NI 51-102) has occurred with such accountants with respect to audits of the Company, its Subsidiaries or its predecessors.

(i) Financial Statements. The consolidated financial statements and related notes of the Company and the Subsidiaries contained or incorporated by reference in the Registration Statement and Prospectuses (the "Financial Statements") (i) have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods specified, except as may be expressly stated in the notes thereto, (ii) contain no misrepresentations (within the meaning of Canadian Securities Laws), (iii) present fairly, in all material respects, the financial condition of the Company on a consolidated basis as at the date thereof and the financial performance and cash flows of the Company on a consolidated basis for the periods then ended, (iv) contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company on a consolidated basis that are required to be disclosed in such financial statements and (v) there has been no material change in accounting policies or practices of the Company since February 29, 2020. There are no material liabilities of the Company or any Subsidiary whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Financial Statements which are not disclosed or reflected in the Financial Statements except those disclosed in the Registration Statement and Prospectuses. The financial information of the Company included in the Registration Statement and Prospectuses has been prepared on a basis consistent with that of the Financial Statements and the books and records of the Company and presents fairly in all material respects the consolidated financial position, results of operations, deficit and cash flow of the Company, respectively, as at the dates and for the periods indicated. Other than the financial statements contained or incorporated by reference in the Registration Statement and Prospectuses, no other financial statements or supporting schedules would have been required to be included in the Registration Statement or Prospectuses under National Instrument 52-107 - Acceptable Accounting Principles and Auditing Standards and NI 51-102 under Canadian Securities Laws.

(j) Statistical, Industry-Related and Market-Related Data. To the knowledge of the Company, the statistical, industry and market related data included or incorporated by reference in the Registration Statement and Prospectuses are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data agree with the sources from which it was derived.

(k) Forward-Looking Statements. With respect to forward-looking statements and information (together, "forward looking information") contained or incorporated by reference in the Registration Statement, Prospectuses and Pricing Disclosure Package: (i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is generally identified as such in compliance with any and all applicable multinational, federal, provincial, state, territorial, municipal, local or other laws, including all statutes, common law, codes, ordinances, decrees, rules, regulations, municipal by-laws, any judicial or administrative interpretation of the foregoing, any judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, or policies or guidelines of (or issued by) any Governmental Authority, or licences or permits binding on or affecting the person referred to in the context in which the word is used (collectively, "Laws"), and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information and states the material factors or assumptions used to develop forward-looking information; (iii) all future-oriented financial information and each financial outlook: (A) has been prepared in accordance with IFRS, using the accounting policies the Company expects to use to prepare its historical financial statements for the period covered by the future-oriented financial information or the financial outlook; (B) presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (C) is based on assumptions that are reasonable in the circumstances, reflects the Company's intended course of action, and reflects management's expectations concerning the most probable set of economic conditions during the periods covered thereby; and (iv) is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated.

(l) Accurate Disclosure. The statements set forth in the Registration Statement, Prospectuses and Pricing Disclosure Package under the headings "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, subject to all assumptions and qualifications therein, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(m) Transfer Agent and Registrar. TSX Trust Company has been duly appointed as transfer agent and registrar for the Shares in Canada and VStock Transfer, LLC has been duly appointed as co-transfer agent and co-registrar for the Shares in the United States.

(n) Warrant Agent. TSX Trust Company has been or will be prior to the Closing Date duly appointed as warrant agent for the Warrants.

(o) Disclosure Controls. Except as disclosed in the Registration Statement and Prospectuses, the Company has established and maintains disclosure controls and procedures (as defined in Canadian Securities Laws and U.S. Securities Laws (as defined below)) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws and U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in Canadian Securities Laws and U.S. Securities Laws, and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws and U.S. Securities Laws is accumulated and communicated to the Company's management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company's most recent fiscal quarter; and (iii) are effective in all material respects to perform the functions for which they were established.

(p) Internal Controls. Except as disclosed in the Registration Statement and Prospectuses, the Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Subsidiaries; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; (iii) are designed to provide reasonable assurance that receipts and expenditures of the Company and the Subsidiaries are being made only in accordance with authorizations of management and directors of the Company; and (iv) are designed to provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of the assets of the Company and the Subsidiaries that could have a material effect on the annual consolidated financial statements or interim consolidated financial statements of the Company. Except as disclosed in the Registration Statement and Prospectuses, the Company believes that the Company's internal control over financial reporting (as such term is defined under Canadian Securities Laws and U.S. Securities Laws) is effective. Except as disclosed in the Registration Statement and Prospectuses, since the end of the Company's most recent audited fiscal year, there have been no new material deficiencies or weaknesses in the Company's internal control over financial reporting (whether or not remediated) and there have been no changes in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company is in compliance with the certification requirements under National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings with respect to the Company's annual and interim filings with the Canadian Qualifying Authorities.

(q) Incorporation of the Company and its Subsidiaries. Each of the Company and Organigram Inc., 10870277 Canada Inc., 10667480 Canada Corp., 10858501 Canada Inc., 10858668 Canada Inc. and 10870269 Canada Inc. (each of the foregoing entities being referred to as a "Subsidiary", and collectively, the "Subsidiaries") is a corporation duly incorporated, continued, amalgamated or organized and validly existing under the laws of the jurisdiction in which it was incorporated, continued, amalgamated or organized, as the case may be, and has all requisite corporate power and authority and is duly qualified and holds all necessary material licences necessary or required to carry on its business as now conducted and proposed to be conducted to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up. Other than the Subsidiaries. and other than as disclosed in the Registration Statement and Prospectuses, the Company has no direct or indirect Subsidiary nor any investment or any probable investment in any person which in either case is or could be material to the business and affairs of the Company or which otherwise is required to be disclosed in the Registration Statement and Prospectuses.

(r) Capitalization. All of the issued and outstanding shares or other equity interests of the Company and each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. federal and foreign securities Laws and were not issued in violation of, and, except as have been waived are not subject to, any pre-emptive or similar rights. The Units, Shares and Warrants and all other outstanding shares or other equity interests of the Company conform in all material respects to the descriptions thereof set forth in the Registration Statement and Prospectuses. None of the Units, Shares or Warrants will be issued in violation of any pre-emptive rights or other similar rights granted by the Company to any securityholder of the Company. The Company (either directly or indirectly through a Subsidiary) owns all of the issued and outstanding securities of each Subsidiary, free and clear of all encumbrances, claims or demands whatsoever (other than pursuant to the credit agreement dated May 31, 2019, as amended, between the Company, the lenders party thereto, and Bank of Montreal, as administrative agent, lead arranger and sole bookrunner) and no person (other than the Company) has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from any person of any interest in any of the shares of any Subsidiary.

(s) Authorized and Allotted Securities. On the applicable Closing Date, the Shares and the Warrants will have been duly and validly created, authorized, allotted and reserved for issuance and, at the applicable Closing Date, after payment of applicable consideration:

(i) the Initial Shares and, if applicable, the Additional Shares will be duly and validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

(ii) the Initial Warrants and, if applicable, the Additional Warrants will be duly created and validly issued and outstanding as fully paid securities of the Company; and

(iii) the Initial Shares and the Initial Warrants, and, if applicable, the Additional Shares and the Additional Warrants, will have been issued in compliance with all applicable Canadian, United States and other securities laws and will not have been issued in violation of or subject to any pre-emptive or similar right that entitles any person to acquire any Relevant Security from the Company except for such rights as may have been fully satisfied or waived prior to the date hereof;

(t) Allotment of Warrant Shares. On the Closing Date, the Warrant Shares will have been duly authorized, allotted and reserved for issuance, and, upon the proper exercise of the Warrants and payment of the exercise price therefor, will be validly issued and outstanding as fully paid and non-assessable common shares in the capital of the Company. The Warrant Shares will not have been issued in violation of or subject to any pre-emptive or similar right that entitles any person to acquire any Relevant Security from the Company except for such rights as may have been fully satisfied or waived prior to the date hereof;

(u) Conformed Terms. The rights, privileges, restrictions, conditions and other terms attaching to the common shares of the Company, the Shares and the Warrants will, on the Closing Date and, if applicable, the Additional Closing Date, conform in all respects to the respective descriptions thereof contained in the Registration Statement and the Prospectuses.

(v) Certificates. The form of the certificates for the Shares, Warrants and Warrant Shares have been approved or will be approved prior to Closing Date by the board of directors of the Company and adopted by the Company and comply with all applicable legal and securities exchange requirements and do not conflict with the Company's by-laws or constating documents.

(w) Post-Closing Reports. There are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the Offering that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the Offering that have not been filed as required; and the Company has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis.

(x) Corporate Authority. The Company has all necessary power and authority to execute, deliver and perform its obligations under each of this Agreement and the Warrant Indenture and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, Prospectuses and the Pricing Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Jurisdictions under Canadian Securities Laws or with the Commission under all applicable securities laws in the United States, including without limitation, the Securities Act, the Exchange Act, state securities laws and the rules and regulations promulgated under the foregoing, as applicable (collectively, "U.S. Securities Laws").

(y) Binding Obligations. The Company has duly authorized, executed and delivered each of this Agreement and the Warrant Indenture and each of this Agreement and the Warrant Indenture constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except that the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(z) No Defaults. Except as disclosed in the Registration Statement and Prospectuses, neither the Company nor any of the Subsidiaries is (i) in violation of its constating documents, or (ii) in default of the performance or observance of any obligation, agreement, covenant or condition contained in any agreement, indenture, mortgage, contract, lease, deed of trust, licence, option, warrant, note agreement, loan agreement, mortgage, joint venture, trust deed, instrument, collective agreement, evidence of indebtedness or other binding commitment or understanding, whether written or oral ("Contracts") or licence to which it is a party or by which it or its property may be bound, except in the case of clause (ii) for any such defaults that would not result in a materially adverse effect on (x) the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition, or results of operations of the Company and the Subsidiaries, taken as a whole or (y) the Company's ability to perform its obligations under this Agreement and to consummate the transactions contemplated herein, or would cause any fact, event or change that would result in any Prospectus containing a misrepresentation (a "Material Adverse Effect"). To the knowledge of the Company, no counterparty to any Contract to which the Company or any Subsidiary is a party is in default in the performance or observance thereof, except where such default in performance would not have a Material Adverse Effect.

(aa) Material Contracts. Except as disclosed in the Registration Statement and Prospectuses, all material Contracts are valid and subsisting Contracts in full force and effect, enforceable in accordance with terms thereof, none of the Company nor any Subsidiary is in default of any of the material provisions of any such Contracts nor, to the knowledge of the Company, has any such default been alleged and the properties and assets the subject of such Contracts are, in all material respects, in good standing under the applicable Laws of the jurisdictions in which they are situated. The Company has not received any notice that a counterparty to any material Contract intends to terminate such Contract. None of the properties (or any interest in, or right to earn an interest in, any property) of the Company or any Subsidiary is subject to any right of first refusal or purchase or acquisition right.

(bb) Compliance with Law and Licences. Except as disclosed in the Registration Statement and Prospectuses, each of the Company and the Subsidiaries has conducted and is conducting its business in compliance with all applicable Laws of each jurisdiction in which it carries on business, except where the failure to so comply would not have a Material Adverse Effect. The Company and each of the Subsidiaries holds all material licences necessary or appropriate for carrying on its business as currently carried on and all such licences are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary has received a written notice of non-compliance, nor does it know of or have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws or licences which would have a Material Adverse Effect.

(cc) Legal Proceedings. No legal, administrative, regulatory or governmental proceedings or inquiries are pending to which the Company or any Subsidiary is a party or to which the property thereof is subject that would result in the revocation or modification of any licence necessary to conduct the business now owned or operated by the Company or any Subsidiary, including the Cannabis Licences, which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Company, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Company or any Subsidiary or with respect to the properties or assets thereof.

(dd) Actions. There are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or, to the Company's knowledge, threatened against or affecting the Company or any Subsidiary, or the directors, officers or employees thereof, at law or in equity or before or by any: (i) multinational, federal, provincial, state, territorial, municipal, local or other governmental or public department, regulatory authority, central bank, court, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, and includes the Canadian Qualifying Authorities, the Commission and Health Canada; (ii) any subdivision or authority of any of the foregoing; (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above, and includes the Toronto Stock Exchange ("TSX"), the Nasdaq Global Market Select ("Nasdaq"), the Investment Industry Regulatory Organization of Canada and Financial Industry Regulatory Authority ("FINRA"); or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable person, asset, obligation or other matter (each, a "Governmental Authority") and, to the Company's knowledge, there is no basis therefor and neither the Company nor any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, individually or in the aggregate, may have a Material Adverse Effect.

(ee) Cannabis and Health Care Matters.

i. Compliance with Laws. The Company and the Subsidiaries are, and at all times have been, in compliance, in all material respects, with all Laws applicable to the cultivation, possession, ownership, testing, research, development, manufacture, packaging, processing, use, distribution, storage, import, export, sale, promotion and disposal of any product manufactured, distributed or sold by the Company and the Subsidiaries (collectively, "Cannabis Laws") and the Food and Drugs Act (Canada), the Controlled Drugs and Substances Act (Canada), the Personal Health Information Protection Act, 2004 (Ontario) and the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.), as amended, and the regulations, policies and administrative guidance issued thereunder or similar federal, provincial, territorial, state, municipal, local or foreign law, regulation policy or administrative guidance (collectively, "Health Care Laws"). Neither the Company, nor any Subsidiary, nor, to the knowledge of the Company, any entity in which it has an interest, has received any inspection report, notice of adverse finding or non-compliance, warning letter, untitled letter or other correspondence or notice from any Governmental Authority alleging or asserting any material non-compliance with (x) any Cannabis Laws or Health Care Laws or (y) any licences required by any such Cannabis Laws or Health Care Laws.

ii. Cannabis Licences. The Company has provided the Underwriters with copies of all material documents and correspondence relating to the licences issued pursuant to the Cannabis Act (Canada) or any predecessor legislation to the Company or any Subsidiary (the "Cannabis Licences"). The Company and the Subsidiaries are, and at all times have been, in compliance in all material respects with the terms and conditions of all such Cannabis Licences and all other licences required in connection with their respective businesses. The Company does not anticipate any variations or difficulties in obtaining, maintaining or renewing such Cannabis Licences or any other required licence. The transactions contemplated herein (including the proposed use of proceeds from the offering of the Units) will not have any adverse impact on the Cannabis Licences or require the Company, any Subsidiary or any entity in which the Company has an interest to obtain any new licence under the Cannabis Act (Canada) or any other applicable Law.

iii. Cannabis Filings. The Company and the Subsidiaries have filed, declared, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any applicable Cannabis Laws, Health Care Laws or Cannabis Licences and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

iv. Recalls. Except as disclosed in the Registration Statement and the Prospectuses and except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary has ever received any notice or communication from any customer or Government Authority (including Health Canada) alleging a material defect, any issue requiring a withdrawal, recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Company or any Subsidiary to a customer and, to the Company's knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company or any Subsidiary in respect of any products supplied or sold by any of them.

v. Production. Each of the Company and the Subsidiaries' facilities used for the cultivation, processing production, packaging and labelling of cannabis or related products complies in all material respects with applicable good production and/or manufacturing practices, processes, standards and procedures as required by Health Canada and any other Governmental Authority.

vi. Research and Development. All product research and development activities, quality assurance, quality control, testing and research and analysis activities conducted by the Company and each Subsidiary in connection with their business are and have been conducted in accordance with prudent industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Company's current and proposed business, including its own standard operating procedures and European GMP standards, where applicable, and all such processes, procedures and practices required in connection with such activities are in place as necessary and are being complied with in all material respects.

vii. Employee Clearance. Each individual employed by or associated with the Company and the Subsidiaries that is required to hold security clearance under the Cannabis Act (Canada) and related regulations in order to maintain the Cannabis Licences holds, or has applied for, such clearance. For any such application pending, the Company and such individual are complying with applicable guidance from Health Canada in connection with such individual's activities at the Company and the Subsidiaries. Neither the Company nor any Subsidiary is aware of any circumstance that would affect the granting of such security clearances.

viii. Cannabis Proceedings. There is no judicial, regulatory, arbitral or other legal or government proceeding, investigation or other litigation or arbitration, at law or in equity, before any Governmental Authority, domestic or foreign, including any proceeding before Health Canada or any other Governmental Authority in Canada or any other country performing functions similar to those performed by Health Canada in progress, pending or, to the Company's knowledge, threatened or contemplated, against or involving the assets, properties or business of, the Company or any of its Subsidiaries.

(ff) Property. Other than the Leased Premises and except as disclosed in the Registration Statement and Prospectuses, each of the Company and the Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material properties and assets thereof as described in the Registration Statement and Prospectuses, and no other property or assets are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted. Any and all of the material Contracts and other documents pursuant to which each of the Company and Subsidiaries holds the material property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property (as defined below)) are valid and subsisting Contracts and documents in full force and effect, enforceable in accordance with the terms thereof, except where failure to be so would not reasonably be expected to result in a Material Adverse Effect. Except as disclosed in the Registration Statement and Prospectuses, to the knowledge of the Company there is no claim or basis for any claim that could materially and adversely affect the right of the Company or any Subsidiary to use, transfer or otherwise exploit their respective material assets, none of the material properties (or any interest in, or right to earn an interest in, any property) of the Company or any Subsidiary is subject to any right of first refusal or purchase or acquisition right, the exercise of which would be reasonably expected to result in a Material Adverse Effect and neither the Company nor any Subsidiary has a responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property and assets thereof. With respect to each premises which the Company or any Subsidiary occupies as tenant (the "Leased Premises"), the Company or a Subsidiary occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or a Subsidiary occupies the Leased Premises is in good standing and in full force and effect, except where failure to be so would not reasonably be expected to result in a Material Adverse Effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases. The Company has provided the Underwriters with true and complete copies of all leases in respect of the Leased Premises.

(gg) No Consents. Except as shall have been made or obtained on or before each Applicable Time and associated Closing Date, no consent, filing, qualification or registration of or with any Governmental Authority or third party is required for execution, delivery or performance of this Agreement or the consummation of the transactions contemplated herein.

(hh) Options. The terms and the number of options to purchase Shares granted by the Company currently outstanding conforms to the description thereof contained or incorporated by reference in the Registration Statement and Prospectuses and, other than as contemplated by this Agreement or an employment agreement entered into in the ordinary course of business, or otherwise disclosed in the Registration Statement and Prospectuses, no person has any agreement or option, right or privilege (contractual or otherwise) capable of becoming an agreement (including convertible or exchangeable securities and warrants) for the purchase or acquisition from the Company or any Subsidiary of any interest in any securities of the Company or any Subsidiary whether issued or unissued.

(ii) Shareholder Agreements. Except as described in the Registration Statement and Prospectuses, there are no voting trusts or agreements, shareholders' agreements, buy sell agreements, rights of first refusal agreements, agreements relating to restrictions on transfer, pre-emptive rights agreements, tag-along agreements, drag-along agreements or proxies relating to any of the securities of the Company or the Subsidiaries, to which the Company or any of the Subsidiaries is a party or of which the Company is aware.

(jj) No Conflicts. Each of the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, the consummation of the transactions contemplated hereunder and the distribution of the Units by the Company, if applicable: (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any Laws applicable to the Company or any Subsidiary; (B) the constating documents, by-laws or resolutions of the Company or any Subsidiary which are in effect; (C) any material Contract to which the Company or any Subsidiary is a party or by which it is bound; or (D) any judgment, decree or order binding the Company or the property or assets of the Company or any Subsidiary; and (ii) do not affect the rights, duties and obligations of any parties to any material Contracts, joint venture or partnership to which the Company or any Subsidiary is a party or by which it is bound, nor give a party the right to terminate any material Contract, joint venture or partnership to which the Company or any Subsidiary is a party or by which it is bound, by virtue of the application of terms, provisions or conditions therein.

(kk) Related Party Transactions. Except as disclosed in the Registration Statement and Prospectuses, none of the directors, officers or employees of the Company or any Subsidiary, any person who owns, directly or indirectly, more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company or any Subsidiary.

(ll) Tax Matters. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, excise taxes, custom and land transfer taxes), and any governmental duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Company and each Subsidiary have been paid in full when due or accrued as required, except where such Taxes are being contest in good faith or the failure to pay such Taxes would not constitute an adverse material fact in respect of the Company or the Subsidiaries or have a Material Adverse Effect. All Tax returns, declarations, remittances and filings required to be filed by the Company have been filed when due with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file, or any inaccuracy or incompleteness in, such documents would not constitute an adverse material fact in respect of the Company or the Subsidiary or have a Material Adverse Effect. To the knowledge of the Company, no reassessments of any Tax return of the Company or any Subsidiary is currently in progress and there are no disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or any Subsidiary in any case, except where such reassessments or disputes would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect.

(mm) Passive Foreign Investment Company Status. The Company has operated and intends to continue to operate in the current year in a manner that it believes should not result in the Company being considered a "passive foreign investment company" as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended, (a "PFIC") and the Company has no plan or intention to operate in such a manner that would reasonably be expected to result in the Company becoming a PFIC in future taxable years.

(nn) No Limitations. Neither the Company nor any Subsidiary is a party to, bound by or, to the knowledge of the Company, affected by any Contract containing any covenant which expressly and materially limits the freedom of the Company or a Subsidiary to compete in any line of business, transfer or move any of its respective assets or operations or could reasonably be expected to have a Material Adverse Effect.

(oo) Environmental Matters. Except as could not be expected, individually or in the aggregate, to have a Material Adverse Effect or as disclosed in the Registration Statement and Prospectuses: (i) neither the Company nor any of its Subsidiaries is in violation of any Law, relating to pollution or protection of human health, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, Laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"); (ii) the Company and its Subsidiaries have all licences required under any applicable Environmental Laws and are each in compliance with their requirements; (iii) there are no pending or, to the Company's knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries; and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Authority, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(pp) No Material Changes. Since the respective dates as of which information is given in the Registration Statement, Prospectuses and Pricing Disclosure Package or any amendment to the Registration Statement or amendment to the Prospectuses, there has not been: (i) any material change in the condition (financial or otherwise), or in the earnings, business, affairs, capital, prospects, operations or management of the Company or any of the Subsidiaries, whether or not arising in the ordinary course of business; or (ii) any dividend or distribution of any kind declared, paid or made by the Company or any of the Subsidiaries on shares in the capital of the Company or a Subsidiary, as applicable.

(qq) No Limitation on Payments. Except as otherwise disclosed in the Registration Statement and Prospectuses, there is no encumbrance or restriction on the ability of any Subsidiary of the Company to (x) pay dividends or make other distributions on such Subsidiary's capital stock or to pay any indebtedness to the Company or any other Subsidiary, (y) make loans or advances or pay any indebtedness to, or investments in, the Company or any other Subsidiary or (z) transfer any of its property or assets to the Company or any other Subsidiary.

(rr) Labour Matters. Except as otherwise disclosed in the Registration Statement and Prospectuses, no material work stoppage, strike, lock-out, labour disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Company or any Subsidiary currently exists or, to the Company's knowledge, is imminent or pending. Each of the Company and each Subsidiary is in material compliance with all provisions of all Laws respecting employment and employment practices, terms and conditions of employment and wages and hours. There are no material complaints against the Company or any Subsidiary before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights or employment standards Laws that would be material to the Company or any Subsidiary. There are no outstanding decisions or settlements or pending settlements under applicable employment standards Laws which place any material obligation upon the Company or any Subsidiary to do or refrain from doing any act. The Company and each Subsidiary are currently in material compliance with all workers' compensation, occupational health and safety and similar Laws, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against any of them under applicable workers' compensation Laws, occupational health and safety or similar Laws nor has any event occurred which may give rise to any such material claim. Neither the Company nor any Subsidiary is party to any collective bargaining agreement with unionized employees. To the Company's knowledge, no action has been taken or is being contemplated to organize or unionize any employees of the Company or any Subsidiary that would have a Material Adverse Effect on the Company or any Subsidiary.

(ss) Employee Plans. The Underwriters have been provided with a true and complete copy of each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary (the "Employee Plans"), each of which has been maintained in all material respects in accordance with its terms and with the requirements prescribed by any and all Laws applicable to such Employee Plans.

(tt) Employment Law Matters. The Company and each Subsidiary are in compliance with all Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such Laws could not reasonably be expected to have a Material Adverse Effect.

(uu) No Material Loans. Other than as disclosed in the Registration Statement and Prospectuses, neither the Company nor any of its Subsidiaries has made any material loans to or guaranteed the obligations of any person, which are required to be disclosed in the Registration Statement and Prospectuses.

(vv) Investments. To the knowledge of the Company, the interest rate of each interest rate bearing investment of the Company and its Subsidiaries listed or otherwise disclosed in the Registration Statement and Prospectuses (the "Investments") complies with applicable Laws and other requirements pertaining to usury and any other requirements of applicable Laws. Except as disclosed in the Registration Statement and Prospectuses, there has been no material change in the value of the Investments since February 29, 2020. To the knowledge of the Company, each entity in respect of which the Company or any Subsidiary has an Investment, is, and at all times has been, in compliance, in all material respects, with applicable Cannabis Laws and Health Care Laws.

(ww) Minute Books and Corporate Records. All of the minute books and corporate records of the Company and the Subsidiaries for the period from incorporation to the date hereof that are in the possession or control of the Company have been made available to the Underwriters. For the purposes of this Section, the minutes of meetings and written resolutions of the board of directors, standing and ad hoc committees of the board of directors, and shareholders of the Company and the Subsidiaries that have not been made available to the Underwriters are referred to as the "Subject Records". To the knowledge of the Company, after due inquiry, including inquiry of the chair of the board and the longest tenured director of the board, except for matters which have been previously publicly disclosed, the Subject Records do not evidence (i) any contract or agreement regarding the purchase, subscription, allotment or issuance of any unissued shares or other securities of the Company or, in the case of issuances of securities other than to the Company, the Subsidiaries or the granting of pre-emptive rights in respect of any such securities that remains in effect, (ii) any contract or agreement or an agreement or commitment to enter into any contract or agreement that is currently material to the Company, or (iii) any material commitment, obligation or liability, including, without limitation, any commitment regarding shareholder rights or employee entitlements, that remains in effect, and the Subject Records do not contain information regarding matters that would be required to be publicly disclosed by the Company pursuant to applicable Canadian Securities Laws or, for the applicable period, U.S. Securities Laws or the rules of the TSX or Nasdaq.

(xx) No Stop Order. No order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any Governmental Authority.

(yy) Securities Laws. There are no material events relating to the Company or any Subsidiary required to be disclosed pursuant to applicable Canadian Securities Laws or U.S. Securities Laws which are not included in or incorporated by reference into the Registration Statement, Prospectuses and Pricing Disclosure Package.

(zz) SEDAR and EDGAR. Information available on the Company's profile on www.sedar.com and on EDGAR at www.sec.gov was accurate and complete on the date of filing such information and such information does not contain any misstatements of material fact.

(aaa) Significant Acquisitions. Other than as disclosed in the Registration Statement and Prospectuses, the Company has not entered into any Contract to complete any "significant acquisition" (as such term is defined in NI 51-102) that would require the filing of a "business acquisition report" (as defined in NI 51-102) pursuant to Canadian Securities Laws, nor is it proposing any such acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high, nor is it proposing any "probable acquisitions" (as contemplated by Form 41-101F1).

(bbb) Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act.

(ccc) Disclosure Obligations. The Company is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and U.S. Securities Laws and has filed all documents required to be filed by it with the Canadian Qualifying Authorities and the Commission under applicable Canadian Securities Laws and U.S. Securities Laws, and no document has been filed on a confidential basis with the Canadian Qualifying Authorities or the Commission that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws and U.S. Securities Laws contained, as at the date of filing thereof, a misrepresentation (as such term is defined under applicable Canadian Securities Laws and U.S. Securities Laws, as applicable).

(ddd) Intellectual Property. The Company and each of the Subsidiaries owns or has all proprietary rights provided in Law and at equity to all (i) trademarks, trade names, business names, brand names, service marks, computer software, computer programs, copyrights, including any performing, author or moral rights, designs, inventions, patents, franchises, formulas, processes, know-how, technology, and related goodwill; (ii) any applications, registrations, issued patents, continuations in part, divisional applications or analogous rights or licence rights therefor; and (iii) all other intellectual or industrial property (collectively, "Intellectual Property") necessary to permit the Company and the Subsidiaries to conduct their respective business as currently conducted as described in the Registration Statement and Prospectuses. Neither the Company nor any Subsidiary has received any notice nor is the Company aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Company or a Subsidiary therein and which infringement or conflict (if subject to an unfavorable decision, ruling or finding) or invalidity or inadequacy would have a Material Adverse Effect. The Company and each Subsidiary has taken all reasonable steps to protect its Intellectual Property in those jurisdictions where, in the reasonable opinion of the Company, the Company and/or each Subsidiary carries on a sufficient business to justify such steps. There are no material restrictions on the ability of the Company and the Subsidiaries to use and exploit all rights in the Intellectual Property required in the ordinary course of the business of the Company and each Subsidiary, as applicable. None of the rights of the Company or any Subsidiary in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement. Neither the Company nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging its ownership of or right to use any material Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor, to the knowledge of the Company, is there a reasonable basis for any claim that any person other than the Company or a Subsidiary has any claim of legal or beneficial ownership or other claim or interest in any material Intellectual Property. All registrations of Intellectual Property are in good standing and are recorded in the name of the Company or a Subsidiary in the appropriate offices to preserve the rights thereto. Other than as would not have a Material Adverse Effect, all such registrations have been filed, prosecuted and obtained in accordance with all applicable Laws and are currently in effect and in compliance with all applicable Laws. No registration of Intellectual Property has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained, except where such expiration, abandonment cancellation, expungement or lapse would not have a Material Adverse Effect.

(eee) Regulatory Matters. The Company is not aware of any licensing or Laws or other lawful requirement of any Governmental Authority having jurisdiction over the Company or any Subsidiary presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any licensing or Law or other lawful requirement of any Governmental Authority having jurisdiction over the Company or any Subsidiary presently in force, that the Company anticipates the Company or any one of its Subsidiaries will be unable to comply with or which could reasonably be expected to have a Material Adverse Effect.

(fff) Insurance Matters. The Company and each Subsidiary maintains insurance, including general commercial liability, product liability and recall coverage, by insurers of recognized financial responsibility, against such losses, risks and damages to their assets (including biological assets) in such amounts as are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company and the Subsidiaries, and their respective directors, officers and employees, and the Company and the Subsidiaries' assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Company and each Subsidiary is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from other licensed insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, and neither the Company nor any Subsidiary has failed to promptly give any notice of any material claim thereunder.

(ggg) Privacy and IT Systems. Each of the Company and each Subsidiary has reasonable security measures and safeguards in place to protect personal information it collects from registered patients and customers and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. The Company and the Subsidiaries have complied, in all material respects, with all applicable privacy and consumer protection Laws and none has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy Laws, whether collected directly or from third parties, in an unlawful manner. The Company and the Subsidiaries have taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse. The information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases utilized by the Company and the Subsidiaries (collectively, "IT Systems") are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and the Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptors. Neither the Company nor any Subsidiary is, to its knowledge, aware of any security breach or unauthorized disclosure of information collected from patients and customers.

(hhh) Market Activities. Neither the Company nor any of its affiliates has and, to the Company's knowledge, no one acting on its behalf has, (i) taken any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company, whether to facilitate the sale or resale of any of the Units, Shares or Warrants or otherwise, (ii) sold, bid for, purchased, or paid anyone any compensation for soliciting purchases of, any of the Units, Shares or Warrants, or (iii) except as disclosed in the Registration Statement and Prospectuses, paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(iii) Investment Company Act. The Company is not registered and, after giving effect to transactions described herein, including the proposed use of proceeds from the offering of the Units, as described in the Registration Statement, Prospectuses and Pricing Disclosure Package, will not be required to be registered as an "investment company" as defined under the U.S. Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(jjj) Compliance with Anti-Corruption Laws. Neither the Company nor any Subsidiary, nor any director or officer of the Company or any Subsidiary, nor, to the knowledge of the Company, any agent, employee or representative of the Company or any Subsidiary, affiliate or other person associated with or acting on behalf of the Company or any Subsidiary, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment of corporate funds or benefit to any foreign or domestic government or regulatory official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), the U.K. Bribery Act 2010, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offense under any other applicable anti-bribery or anti-corruption Laws; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company has instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption Laws.

(kkk) Compliance with USA Patriot Act. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of: the Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable anti-money laundering statutes of all jurisdictions in which the Company and the Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, "Anti-Money Laundering Laws"), and no action, suit or proceeding by or before any Governmental Authority involving the Company or the Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(lll) Other Regulatory Matters. Neither the Company nor any Subsidiary, nor any director or officer of the Company or any Subsidiary, nor, to the knowledge of the Company, any agent, employee or representative of the Company or any Subsidiary is or has been debarred, suspended or excluded, or has been convicted of any crime, engaged in any conduct or is subject to a governmental inquiry, investigation, proceeding or other similar action that would result in a debarment, suspension or exclusion from any federal, provincial, territorial, state, municipal, local or foreign government health care program. Neither the Company nor any Subsidiary has any ongoing reporting obligations pursuant to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by a Governmental Authority.

(mmm) No Conflicts with Sanctions Laws. Neither the Company nor any Subsidiary, nor any director or officer of the Company or any Subsidiary, nor, to the knowledge of the Company, any agent, employee or representative of the Company or any Subsidiary, affiliate or other person associated with or acting on behalf of the Company or any Subsidiary is currently the subject or target of any sanctions administered or enforced by the U.S. government (including the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a "specially designated national" or "blocked person"), the United Nations Security Council, the European Union, Her Majesty's Treasury or other relevant sanctions authority (collectively, "Sanctions"), nor is the Company or any Subsidiary located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, the Crimean region and Syria (each, a "Sanctioned Country"). The Company will not directly or indirectly use the proceeds of the offering of the Units, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and the Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(nnn) No Stamp Duty. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale of the Units.

(ooo) Due Diligence Sessions. The responses given by the executive officers of the Company in the due diligence sessions held in connection with the transactions contemplated herein were and shall be true and correct in all material respects as at the time such responses were or are given.

(ppp) Canadian Reporting Issuer; Registration Status. The Company is a reporting issuer (or equivalent) under the securities Laws of each province and territory in Canada and is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authority in each such jurisdiction that maintains such a list. The Shares are registered as a class pursuant to Section 12(b) of the Exchange Act.

(qqq) Distribution of Offering Material by the Company. The Company has not distributed and will not distribute, prior to the completion of the Offering, any offering material in connection with the offering and sale of the Units other than the Prospectuses or the Registration Statement.

(rrr) Exchange Act Compliance. The documents incorporated or deemed to be incorporated by reference into the U.S. Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Exchange Act.

(sss) Brokers. Except for the Underwriters, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder's fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(ttt) Compliance with Sarbanes-Oxley Act. The Company and its Subsidiaries, and their respective officers and directors are in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Commission thereunder.

(uuu) Purchases by the Underwriters. The Company acknowledges and agrees that the Underwriters have informed the Company that the Underwriters may, but are not required to, to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws and this Agreement, purchase and sell Shares and Warrants for the Underwriters' own accounts and for the accounts of their clients at the same time as sales of Units occur pursuant to this Agreement.

(vvv) No Misstatement or Omission in an Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus, as of the Applicable Time did not or will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to any statement contained in any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by and through the Underwriters for use therein.

(www) Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the Securities Act on the date of first use, and the Company has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Units, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified. The Company has not made any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Underwriters. The Company has retained in accordance with the Securities Act all Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act.

(xxx) The Company meets the requirements for use of Form F-10 under the Securities Act.

Any certificate signed by or on behalf of the Company and delivered to the Lead Underwriters or to Stikeman Elliott LLP and Dorsey & Whitney LLP (together, "Underwriters' Counsel") shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

Section 2 Purchase, Sale and Delivery of the Units.

(a) On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to issue and sell to each Underwriter and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the purchase price set forth in Annex II hereto, the number of Initial Units set forth opposite their respective names on Schedule A hereto together with any additional number of Units which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof. As compensation for the services rendered to the Company by the Underwriters in respect of the Offering, the Company will pay to the Underwriters a commission for Units sold to the Underwriters under this Agreement, as set forth in Annex II hereto. Such commission for the Initial Units is payable on the Closing Date (as defined below) and may be netted against payment from the Underwriters to the Company for the Initial Units, and such commission for the Additional Securities is payable on the Additional Closing Date (as defined below) and may be netted against payment from the Underwriters to the Company for the Additional Securities.

(b) Payment of the purchase price for, and delivery of certificates or evidence of registration representing, the Initial Shares and Initial Warrants comprising the Initial Units shall be made at the offices of Goodmans LLP at 333 Bay St #3400, Toronto, ON M5H 2S7 or at such other place as shall be agreed upon by the Lead Underwriters and the Company, at 8:00 a.m. (Eastern Time) on November 12, 2020, or such other time and date as the Lead Underwriters and the Company may agree upon in writing (such time and date of payment and delivery being herein called the "Closing Date"). Delivery of certificates for, or evidence of registration representing, the Initial Units shall be made to the Lead Underwriters through the facilities of CDS Clearing and Depository Services Inc. for the respective accounts of the several Underwriters against payment of the purchase price for the Initial Units by wire transfer in same day funds to or as directed in writing by the Company. Certificates for, or evidence of registration representing, the Initial Units shall be registered in such name or names and shall be in such denominations as the Lead Underwriters may request. If certificates are issued, the Company will permit the Lead Underwriters to examine and package such certificates for delivery at least one full business day prior to the Closing Date.

(c) The Over-Allotment Option Notice shall set forth the aggregate number and type of securities as to which the Over-Allotment Option is being exercised and the date and time, as reasonably determined by the Lead Underwriters, when the Additional Securities are to be delivered (any such date and time being herein sometimes referred to as the "Additional Closing Date"); provided, however, that no Additional Closing Date shall occur earlier than the Closing Date or earlier than the second full business day after the date on which the option shall have been exercised nor later than the eighth full business day after the date on which the option shall have been exercised. Upon any exercise of the Over-Allotment Option as to all or any portion of the Additional Securities, each Underwriter, acting severally and not jointly, agrees to purchase from the Company, in the same proportion as the number of Initial Units sold to the Underwriters by the Company, the number of Additional Securities that bears the same proportion of the total number of Additional Securities then being purchased as the number of Initial Units set forth opposite the name of such Underwriter in Schedule A hereto (or such number increased as set forth in Section 10 hereof) bears to the total number of Initial Units that the Underwriters have agreed to purchase hereunder, subject, however, to such adjustments to eliminate fractional units as the Lead Underwriters in their sole discretion shall make.

(d) Notwithstanding any other provision of this Agreement, the maximum number of Units purchased for distribution in the United States (both Initial Units and Additional Units) is 22,304,425.

(e) Payment of the purchase price for, and delivery of certificates or evidence of registration representing, the Additional Shares and Additional Warrants comprising the Additional Securities shall be made at the office of Goodmans LLP at 333 Bay St #3400, Toronto, ON M5H 2S7, or at such other place as shall be agreed upon by the Lead Underwriters and the Company, at 8:00 a.m. (Eastern Time) on the Additional Closing Date, or such other time as shall be agreed upon by the Lead Underwriters and the Company. Delivery of certificates for, or evidence of registration representing, the Additional Securities shall be made to the Lead Underwriters through the facilities of CDS Clearing and Depository Services Inc. for the respective accounts of the several Underwriters against payment of the purchase price for the Additional Securities by wire transfer in same day funds to or as directed in writing by the Company, as applicable. Certificates for, or evidence of registration representing, the Additional Securities shall be registered in such name or names and shall be in such denominations as the Lead Underwriters may request. If certificates are issued, the Company will permit the Lead Underwriters to examine and package such certificates for delivery at least one full business day prior to the Additional Closing Date.

(f) The Company acknowledges and agrees that (i) the terms of this Agreement and the Offering (including the price of the Units and commission with respect to the Units) were negotiated at arm's length between sophisticated parties represented by counsel, (ii) the Underwriters' obligations to the Company in respect of the Offering are set forth in this Agreement in their entirety and (iii) it has obtained such legal, tax, accounting and other advice as it deems appropriate with respect to this Agreement and the transactions contemplated hereby and any other activities undertaken in connection therewith, and it is not relying on the Underwriters with respect to any such matters.

(g) The obligations of the Underwriters under this Section 2 are several and not joint or joint and several. No Underwriter will be liable for any act, omission, default or conduct by any other Underwriter.

Section 3 Offering.

Upon authorization of the release of the Initial Units by the Lead Underwriters, the Underwriters propose to offer the Units for sale to the public upon the terms and conditions set forth in the Prospectuses.

Section 4 Covenants of the Company.

In addition to the other covenants and agreements of the Company contained herein, the Company further covenants and agrees with each of the Underwriters that:

(a) The Company will comply with the Shelf Procedures and General Instruction II.L of Form F-10 under the Securities Act. Prior to the later of the last date on which an Additional Closing Date, if any, may occur, and the termination of the Offering, the Company will not file any amendment to the Registration Statement or supplement or amendment to the Prospectuses unless the Company has furnished a copy to the Lead Underwriters and their legal counsel for their review prior to filing and will not file any such proposed amendment or supplement to which the Lead Underwriters reasonably object. The Company will cause the Prospectuses, prepared in accordance with all applicable requirements, and any supplement thereto to be filed, each in a form approved by the Lead Underwriters with the Canadian Qualifying Authorities in accordance with the Shelf Procedures (in the case of the Canadian Prospectus) and with the Commission pursuant to General Instruction II.L of Form F- 10 (in the case of the U.S. Prospectus) within the time period prescribed and will provide evidence satisfactory to the Lead Underwriters of such timely filings. The Company will promptly advise the Lead Underwriters (1) when the U.S. Prospectus and any supplement thereto shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (2) when the Canadian Prospectus shall have been filed with the Canadian Qualifying Authorities pursuant to the Shelf Procedures, (3) when, prior to termination of the Offering, any amendment to the Registration Statement or the Canadian Prospectus shall have been filed or become effective or a Decision Document in respect of any such amendment has been issued, as the case may be, (4) of any request by the Canadian Qualifying Authorities or the Commission for any amendment of or supplement to the Canadian Prospectus, the Registration Statement or the U.S. Prospectus, as applicable, or for any additional information, (5) of the Company's intention to file, or prepare any supplement or amendment to, the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus, (6) of the time when any amendment to the Canadian Prospectus has been filed with or receipted by the Reviewing Authority, or of the filing with or mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement or the U.S. Prospectus, (7) of the issuance by the Canadian Qualifying Authorities or the Commission of any cease trade order or any stop order suspending the effectiveness of the Canadian Prospectus or the Registration Statement, as applicable, or any post-effective amendment thereto, or suspending the use of any Prospectuses or any Issuer Free Writing Prospectus or, in each case, of the initiation or threatening of any proceedings therefor, (8) of the receipt of any comments or communications from the Canadian Qualifying Authorities, the Commission or any other regulatory authority relating to the Prospectuses, the Registration Statement, or the listing of any securities of the Company on the TSX or the Nasdaq, and (9) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Units for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose. If the Canadian Qualifying Authorities or the Commission shall propose or enter a cease trade order or a stop order at any time, the Company will use its reasonable best efforts to prevent the issuance of any such cease trade order or stop order and, if issued, to obtain the lifting of such order as soon as possible.

(b) The Company will prepare and file with the Canadian Qualifying Authorities, promptly after the execution of this Agreement, and in any event no later than 5:30 p.m. (Eastern Time) on the date of this Agreement, and in conformity in all material respects with applicable Canadian Securities Laws, the Canadian Prospectus.

(c) The Company will prepare and file with the Commission, promptly after the execution of this Agreement, and in any event no later than 5:30 p.m. (Eastern Time) on the date of this Agreement, the U.S. Prospectus.

(d) At any time following the date of execution of this Agreement until the completion of the distribution of the Units for purposes of Canadian Securities Laws and the Securities Act and the applicable rules and regulations of the Commission thereunder, the Company will promptly inform the Underwriters in writing of the particulars of any actual, anticipated, threatened, or contemplated, material change, change in material fact, or other event or condition that could have been required to have been stated in the Prospectuses had that change, fact, event or condition arisen or been in effect on or prior to the date of the Prospectuses, and is of such a nature as could render any Prospectus misleading in the light of the circumstances or could result in it containing a misrepresentation within the meaning of applicable Canadian Securities Laws; the Company shall in good faith discuss with the Lead Underwriters any such change in material fact, event or condition (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether notice need be given under this Section 4(d).

(e) If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the issuance or resale of the Warrant Shares or if a Warrant is exercised via cashless exercise, the Warrant Shares issued pursuant to any such exercise shall be issued free of all legends. If at any time following the date hereof the Registration Statement (or any subsequent registration statement registering the sale or resale of the Warrant Shares) is not effective or is not otherwise available for the sale or resale of the Warrant Shares, the Company shall immediately notify the U.S. holders of the Warrants in writing that such registration statement is not then effective and thereafter shall promptly notify such holders when the registration statement is effective again and available for the sale or resale of the Warrant Shares (it being understood and agreed that the foregoing shall not limit the ability of the Company to issue, or any purchaser to sell, any of the Warrant Shares in compliance with applicable federal and state securities laws). The Company shall use best efforts to keep a registration statement (including the Registration Statement) registering the issuance or resale of the Warrant Shares effective during the term of the Warrants.

(f) If at any time when a prospectus relating to the Units (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act, any event shall have occurred as a result of which the Canadian Prospectus, the Pricing Disclosure Package (prior to the availability of the U.S. Prospectus) or the U.S. Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances existing at the time of delivery of such Canadian Prospectus, the Pricing Disclosure Package or U.S. Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) to the purchaser, or if to comply with the applicable Canadian Securities Laws or U.S. Securities Laws it shall be necessary at any time to amend or supplement the Canadian Prospectus, the Pricing Disclosure Package, the U.S. Prospectus or the Registration Statement, or to file any document incorporated by reference in the Canadian Prospectus, the Registration Statement or the U.S. Prospectus or in any amendment thereof or supplement thereto, the Company will notify the Lead Underwriters promptly and prepare and file with the Canadian Qualifying Authorities and/or the Commission an appropriate amendment, supplement or document (in form and substance satisfactory to the Lead Underwriters) that will correct such statement or omission or effect such compliance, and will use its best efforts to have any amendment to the Registration Statement declared effective by the Commission as soon as possible.

(g) The Company will not, without the prior consent of the Lead Underwriters, (i) make any offer relating to the Units that would constitute a "free writing prospectus" as defined in Rule 405 under the Securities Act, except for any Issuer Free Writing Prospectus set forth in Annex II hereto and any electronic road show previously approved by the Lead Underwriters, or (ii) file, refer to, approve, use or authorize the use of any "free writing prospectus" as defined in Rule 405 under the Securities Act with respect to the Offering or the Units. If at any time any event shall have occurred as a result of which any Issuer Free Writing Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, conflict with the information in the Registration Statement or the Prospectuses as then amended or supplemented or would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances existing at the time of delivery to the purchaser, or if to comply with the Securities Act or the Rules and Regulations it shall be necessary at any time to amend or supplement any Issuer Free Writing Prospectus, the Company will notify the Lead Underwriters promptly and, if requested by the Lead Underwriters, prepare and furnish without charge to each Underwriter an appropriate amendment or supplement (in form and substance satisfactory to the Lead Underwriters) that will correct such statement, omission or conflict or effect such compliance.

(h) The Company has complied and will comply in all material respects with the requirements of Rule 433 with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to each such Issuer Free Writing Prospectus.

(i) The Company will promptly deliver to each of the Underwriters conformed copies of the Canadian Prospectus, signed and certified as required by Canadian Securities Laws in the Canadian Jurisdictions, a copy of any other document required to be filed by the Company in compliance with Canadian Securities Laws in connection with the Offering, a conformed copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith and a conformed copy of the Form F-X with respect to the Registration Statement. The Company will promptly deliver to each of the Underwriters such number of copies of the Prospectuses in the case of the Canadian Prospectus) and the Registration Statement, all amendments of and supplements to such documents, if any, as the Underwriters may reasonably request. Prior to 9:00 a.m. (Eastern Time) on the business day next succeeding the date of this Agreement and from time to time thereafter, the Company will furnish the Underwriters with copies of the Prospectuses in Toronto, Ontario and on the second business day next succeeding the date of this Agreement in New York, New York, and from time to time thereafter, in Toronto, Ontario and New York, New York, in such quantities as the Underwriters may reasonably request.

(j) Promptly from time to time, the Company will use its commercially reasonable efforts, in cooperation with the Lead Underwriters, to qualify the Units for offering and sale under the securities laws relating to the offering or sale of the Units of such jurisdictions, Canadian (other than Quebec), U.S. or foreign, as the Lead Underwriters may designate and to maintain such qualification in effect for so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Units, in any jurisdiction where it is not now so subject or require registration of the Units or require the Company to file a prospectus in such jurisdiction or subject the Company to ongoing reporting requirements in such jurisdiction.

(k) The Company will make generally available to its security holders as soon as practicable an earnings statement of the Company (which need not be audited) complying with Section 11(a) of the Securities Act.

(l) During the period of 90 days from the Closing Date (the "Lock-Up Period"), without the prior written consent of the Lead Underwriters, the Company (i) will not, directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Relevant Security, or make any public announcement of any of the foregoing, including, for greater certainty, any issuance, offering or sale of a Relevant Security pursuant to the Company's "at-the-market" program (ii) will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" (in each case within the meaning of Section 16 of the Exchange Act and the Rules and Regulations) with respect to any Relevant Security, and (iii) will not otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration, other than the sale of the Shares and Warrants comprising the Units as contemplated by this Agreement and (i) the Company's issuance of its common shares upon the exercise of currently outstanding options or other compensation based securities; (ii) the Company's issuance of its common shares upon the exercise of currently outstanding warrants; (iii) the Company's issuance of Warrant Shares upon the exercise of any Warrants comprising the Units; (iv) the grant and exercise of options under, or the issuance and sale of shares pursuant to, employee stock option plans or other security based compensation plans in effect on the date hereof, each as described in the Registration Statement and the Prospectuses; and (v) the Company's issuance to a vendor, vendors, joint venture partner or joint venture partners of its securities representing up to, per transaction, 20% of its outstanding common shares (including on an as-converted basis, if the securities are convertible or exchangeable into common shares) as of the date of any definitive agreement (as adjusted for share splits, share dividends and similar events) in connection with any arm's length acquisitions or joint ventures (or similar, including license arrangements). The Company will not qualify a prospectus under Canadian Securities Laws or file a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except for registration statements on Form S-8 relating to employee benefit plans. The Company will obtain an undertaking in substantially the form of Annex I hereto from each of its officers and directors listed on Schedule B attached hereto, not to engage in any of the aforementioned transactions on their own behalf.

(m) During the period of one year from the effective date of the Registration Statement, the Company will furnish to you copies of all reports or other communications (financial or other) furnished to security holders or from time to time published or publicly disseminated by the Company, and will deliver to you as soon as they are available, copies of any reports, financial statements and proxy or information statements furnished to or filed with the Canadian Qualifying Authorities, the Commission, the TSX, the Nasdaq, or any other securities exchange on which any class of securities of the Company is listed; provided, however that, notwithstanding the foregoing, the Company shall have no obligation to provide under this Section 4(m): (x) any document or information required to be delivered pursuant to this paragraph that is made available on EDGAR or SEDAR; (y) any document or information that the Company believes, acting reasonably, not to be material; or (z) any document or information that the Company believes, acting reasonably, it is prohibited by applicable law from disclosing under the circumstances.

(n) The Company will use its commercially reasonable best efforts to effect and maintain the listing of its common shares on the TSX and the Nasdaq (or such other top tier national securities exchange) for a period of at least three years from the date of this Agreement.

(o) The Company will apply the net proceeds from the sale of the Units as set forth under the caption "Use of Proceeds" in the Prospectuses.

(p) The Company will not take, and will cause its affiliates not to take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares or the Warrants.

(q) The Company shall provide the Lead Underwriters with a draft of any press release to be issued in connection with the Offering and will provide the Lead Underwriters and Underwriters' Counsel sufficient time to comment thereon and will accept all reasonable comments of the Lead Underwriters and Underwriters' Counsel on such press releases.

(r) During the distribution of the Units: (i) the Company shall prepare, in consultation with the Lead Underwriters, any "marketing materials" (as such term is defined in National Instrument 41-101 - General Prospectus Requirements) ("NI 41-101"), including any template version thereof, to be provided to potential investors in the Units, and approve in writing any such marketing materials (including any template version thereof), as may reasonably be requested by the Underwriters, such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Company and the Underwriters and Underwriters' Counsel, acting reasonably, and (ii) the Company shall: (A) file any such marketing materials (or any template version thereof) with the Canadian Qualifying Authorities as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and the Lead Underwriters on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor of Units; and (B) remove or redact any comparables from any template version so filed, in compliance with NI 44-101, prior to filing such template version with the Canadian Qualifying Authorities (provided that a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Qualifying Authorities in compliance with NI 44-101 by the Company, and a copy thereof provided to the Underwriters as soon as practicable following such filing).

(s) During the distribution of the Units, the Company will not provide any potential investor with any materials or information in relation to the distribution of the Units or the Company other than the Prospectuses and any amendments or supplements thereto in accordance with this Agreement, provided that: (A) any such materials that constitute marketing materials have been approved and filed in accordance with Section 4(r) hereof; and (B) any such materials that constitute "standard term sheets" have been approved in writing by the Company and the Lead Underwriters and are provided in compliance with Canadian Securities Laws.

(t) Until the distribution of the Units is completed, the Company shall file all documents required to be filed with the Reviewing Authority under applicable Canadian Securities Laws; and during the period when the U.S. Prospectus is required to be delivered under the Securities Act: (i) to file promptly all documents required to be filed by the Company with the Commission pursuant to Section 13 or 15(d) of the Exchange Act; and (ii) to file as an exhibit to the Registration Statement, by means of a Report on Form 6-K or post-effective amendment to the Registration Statement, each document incorporated by reference in the Canadian prospectus and each document otherwise required to be filed as an exhibit to the Registration Statement by the Instructions to Form F-10 that is not already an exhibit to the Registration Statement.

(u) Neither the Company nor any Subsidiary nor any director, officer, employee, agent or other person acting on behalf of the Company or any Subsidiary will cultivate, produce, process, import or distribute any cannabis or cannabinoid product or otherwise engage in or target or derive revenues or funds from any direct or indirect dealings or transactions in or to the United States of America, its territories and possessions, any state of the United States or the District of Columbia or any other country unless such activity is in full compliance with all federal and state or provincial laws applicable to such activity. The Company will notify the Lead Underwriters promptly if the Company or any Subsidiary or any director, officer, employee, agent or other person acting on behalf of the Company or any Subsidiary has received notice of any investigation or proceedings related to the matters set forth in this Section 4(u).

Section 5 Covenants of the Underwriters.

In addition to the other covenants and agreements of the Underwriters contained herein, the Underwriters further covenant and agree with the Company that:

(a) Each Underwriter, severally and not jointly, covenants and agrees with the Company that such Underwriter will not use or refer to any "free writing prospectus" (as defined in Rule 405 under the Securities Act) without the prior written consent of the Company, except for any Issuer Free Writing Prospectus set forth in Annex II hereto and any electronic road show previously approved by the Lead Underwriters. The Company and each Underwriter, severally and not jointly, agrees that any such free writing prospectus, the use of which has been consented to by the Company and the Underwriters, is listed in Annex II hereto.

(b) Each Non-Canadian Underwriter covenants and agrees with the Company that it will only offer and sell Units outside of Canada and it will not, directly or indirectly, advertise or solicit offers to purchase or sell Units in Canada. For the avoidance of doubt, the Non-Canadian Underwriters are not acting as underwriters of the Units in the Canadian Jurisdictions.

(c) During the distribution of the Units, the Lead Underwriters shall, on behalf of the Underwriters, approve in writing any such marketing materials, as contemplated by Canadian Securities Laws and shall not use any marketing materials until such time as the Company confirms in writing that the marketing materials have been approved by the Company.

(d) Each Underwriter, on a several basis, covenants and agrees that, during the distribution of the Units, it will not provide any potential investor with any materials or information in relation to the distribution of the Units or the Company other than the Prospectuses and any amendments or supplements thereto in accordance with this Agreement, provided that: (A) any such materials that constitute marketing materials have been approved and filed in accordance with Section 5(c) hereof; and (B) any such materials that constitute "standard term sheets" have been approved in writing by the Company and the Lead Underwriters and are provided in compliance with Canadian Securities Laws.

(e) Notwithstanding Section 5(c) and Section 5(d) hereof, following the approval and filing of a template version of marketing materials in accordance with Section 4(r) hereof, the Underwriters may provide a "limited-use version" (as such term is defined in NI 41-101) of such template version to potential investors in the Units in accordance with Canadian Securities Laws.

Section 6 Payment of Expenses.

(1) Whether or not the transactions contemplated by this Agreement, the Registration Statement and the Prospectuses are consummated or this Agreement is terminated, the Company hereby agrees to pay all costs and expenses incident to the performance of its obligations hereunder, including the following:

(a) all expenses in connection with the preparation, printing, translation and filing of the Registration Statement, the Canadian Base Prospectus, the Prospectuses, any Issuer Free Writing Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers;

(b) the fees, disbursements and expenses of the Company's counsel, accountants and translators in connection with the qualification of the Units under Canadian Securities Laws, the registration of the Units under the Securities Act and the Offering;

(c) the cost of producing this Agreement and any agreement among the Underwriters, blue sky survey, closing documents and other instruments, agreements or documents (including any compilations thereof) in connection with the Offering;

(d) all expenses in connection with the qualification of the Units for offering and sale under United States state securities, or "blue sky", laws as provided in Section 4(j) hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with any blue sky survey;

(e) the reasonable fees and disbursements of Underwriters' Counsel in connection with compliance with the rules and regulations of FINRA in connection with the Offering;

(f) all fees and expenses in connection with listing the Shares and Warrant Shares the on the TSX and the Nasdaq;

(g) all fees and expenses in connection with any legal opinions relating to the issuance of Units in any province or territory of Canada;

(h) all costs and expenses of the Company relating to investor presentations on any "road show" undertaken in connection with the marketing of the Offering, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the officers of the Company and such consultants; and

(i) any transfer taxes incurred in connection with this Agreement or the Offering. The Company also will pay or cause to be paid:

(i) the cost of preparing certificates, if any, representing the Shares, Warrants and Warrant Shares;

(ii) the cost and charges of any transfer agent or registrar for the Shares, Warrants and Warrant Shares;

(iii) the reasonable costs and expenses of the Underwriters, including the reasonable fees of Underwriters' Counsel, any experts or consultants retained by them and other out of pocket expenses incurred by them in connection with the transactions contemplated by this Agreement and

(iv) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 6.

Section 7 Conditions of Underwriters' Obligations.

(1) The several obligations of the Underwriters to purchase and pay for the Initial Units and the Additional Securities, as provided herein, shall be subject to the accuracy of the representations and warranties of the Company herein contained, as of the date hereof and as of the Closing Date (for purposes of this Section 7, "Closing Date" shall refer to the Closing Date for the Initial Units and any Additional Closing Date, if different, for the Additional Securities), to the performance by the Company of all of its obligations hereunder, and to each of the following additional conditions:

(a) The Canadian Prospectus shall have been filed with the Canadian Qualifying Authorities and the U.S. Prospectus shall have been filed with the Commission in a timely fashion in accordance with Section 4 hereof; no order of any securities commission, securities regulatory authority or securities exchange in Canada to cease distribution or trading of the Units, Shares, Warrants or Warrant Shares shall have been issued, and no proceedings for such purpose shall have been instituted or, to the knowledge of the Company, threatened; no stop order suspending the effectiveness of the Registration Statement or any post- effective amendment thereto, and no stop order suspending or preventing the use of the U.S. Prospectus or any Issuer Free Writing Prospectus, shall have been issued by the Commission and no proceedings therefor shall have been initiated or, to the knowledge of the Company, threatened by the Commission; all requests for additional information on the part of the Canadian Qualifying Authorities or the Commission shall have been complied with to the Underwriters' reasonable satisfaction; and all necessary regulatory or securities exchange approvals shall have been received.

(b) At the Closing Date, the Underwriters shall have received the written opinion of Goodmans LLP, Canadian counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters.

(c) At the Closing Date, the Underwriters shall have received the written opinion with respect to United States securities law matters and negative assurance letter of McMillan LLP, special United States securities counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters.

(d) At the Closing Date, the Underwriters shall have received the written opinion with respect to United States tax matters of Hodgson Russ LLP, special United States tax counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters.

(e) At the Closing Date, the Underwriters shall have received a certificate of the President and Chief Financial Officer of the Company, dated the Closing Date, in form and substance satisfactory to the Underwriters, as to the accuracy of the representations and warranties of the Company set forth in Section 1 hereof as of the date hereof and as of the Closing Date, as to the performance by the Company of all of its obligations hereunder to be performed at or prior to the Closing Date, and as to the matters set forth in subsections (a) and (g) of this Section 7.

(f) At the time this Agreement is executed and at the Closing Date, the Underwriters shall have received a comfort letter from Deloitte LLP, the independent auditor for the Company, in form customary for prospectus offerings of securities in Canada and registered offerings of securities in the United States dated as of the date of this Agreement and as of the Closing Date, respectively, and addressed to the Underwriters and their respective U.S. or Canadian affiliates, and in form and substance satisfactory to the Underwriters and Underwriters' Counsel.

(g) Neither the Company nor any Subsidiary shall have sustained, since the date of the latest audited consolidated financial statements included or incorporated by reference in the Prospectuses, any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident, outbreak of contagious disease (including, without limitation, matters caused by, related to or resulting from COVID-19) or other calamity, whether or not covered by insurance, or from any labour dispute or any legal or governmental proceeding, other than as set forth in the Prospectuses (exclusive of any amendment or supplement thereto); and subsequent to the dates as of which information is given in the Registration Statement and the Prospectuses (exclusive of any amendment or supplement thereto), there shall not have been any change in the share capital or long-term or short-term debt of the Company or any Subsidiary or any change or any development involving a change, whether or not arising from transactions in the ordinary course of business, in the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders' equity, properties or prospects of the Company and the Subsidiaries, individually or taken as a whole, the effect of which, in any such case described above, is, in the judgment of the Lead Underwriters, so material and adverse as to make it impracticable or inadvisable to proceed with the Offering on the terms and in the manner contemplated in the Prospectuses (exclusive of any amendment or supplement thereto).

(h) The Underwriters shall have received a duly executed lock-up agreement from each person who is a director or executive officer of the Company listed on Schedule B hereto, in each case substantially in the form attached hereto as Annex I.

(i) At the Closing Date, the Shares shall have been conditionally approved for listing on the TSX, subject to notice of issuance, and the Company shall have previously notified Nasdaq about the listing of the Shares.

(j) At the Closing Date, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements for the Offering.

(k) Prior to the Closing Date, the Company shall have furnished to the Lead Underwriters satisfactory evidence of its due and valid authorization of CT Corporation System as its agent to receive service of process in the United States, and satisfactory evidence from CT Corporation System accepting its appointment as such agent.

(l) The Company shall have furnished the Underwriters and Underwriters' Counsel with such other certificates, opinions or other documents as they may have reasonably requested.

If any of the conditions specified in this Section 7 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Underwriters or to Underwriters' Counsel pursuant to this Section 7 shall not be satisfactory in form and substance to the Lead Underwriters and Underwriters' Counsel, all obligations of the Underwriters hereunder may be cancelled by the Lead Underwriters at, or at any time prior to, the Closing Date and the obligations of the Underwriters to purchase the Additional Securities may be cancelled by the Lead Underwriters at, or at any time prior to, the Additional Closing Date. Notice of such cancellation shall be given to the Company in writing or by telephone. Any such telephone notice shall be confirmed promptly thereafter in writing.

Section 8  Indemnification.

(a) The Company shall indemnify and hold harmless each Underwriter, each of the officers, directors, partners, employees, agents and affiliates of each Underwriter and each other person, if any, who controls any Underwriter within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act, against any and all losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to reasonable attorneys' fees and any and all reasonable expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon:

(i) any untrue statement or alleged untrue statement of a material fact contained (A) in any Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, including in any "road show" (as defined in Rule 433 under the Securities Act) for the Offering ("Marketing Materials");

(ii) the omission or alleged omission to state in any Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or in any Marketing Materials, a material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances under which they were made (in the case of any prospectus);

(iii) the Company not complying with any requirement of Canadian Securities Laws or the Securities Act and the applicable rules and regulations of the Commission thereunder or securities exchange requirements in connection with the Offering;

(iv) any breach by the Company of any representation, warranty or covenant contained in this Agreement; or

(v) any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, securities exchange or by any competent authority which prevents or restricts the trading in or the sale of the Company's securities or the distribution of the Units in any jurisdiction; provided, however, that in the cases of (i) and (ii) above, the Company will not be liable in any such case to the extent but only to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the written information furnished to the Company by or on behalf of any Underwriter through the Lead Underwriters expressly for use therein. The parties agree that such information provided by or on behalf of any Underwriter through the Lead Underwriters consists solely of the material referred to in Section 17 hereof. This indemnity agreement will be in addition to any liability which the Company may otherwise have, including but not limited to other liability under this Agreement.

(b) Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Company, each of the officers and directors of the Company and each other person, if any, who controls the Company within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act, against any losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to reasonable attorneys' fees and any and all reasonable expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws or U.S. Securities Laws or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, as originally filed or any amendment thereof or amendment thereto, or in the Registration Statement, as originally filed or any amendment thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances under which they were made, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein; provided, however, that in no case shall any Underwriter be liable or responsible for any amount in excess of the underwriting commission applicable to the Units to be purchased by such Underwriter hereunder. The parties agree that such information provided by or on behalf of any Underwriter through the Lead Underwriters consists solely of the material referred to in Section 17 hereof.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of any claims or the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the claim or the commencement thereof (but the failure to so notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have under this Section 8, unless and to the extent such failure results in the forfeiture by the indemnifying party of substantial rights and defenses). In case any such claim or action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate, at its own expense in the defense of such action, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party acting reasonably; provided however, that counsel to the indemnifying party shall not (except with the written consent of the indemnified party) also be counsel to the indemnified party. Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case (including one local counsel in each relevant jurisdiction), but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, (iii) the named parties to any such action (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them; (iv) the indemnifying party does not diligently defend the action after assumption of the defense, or (v) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties. No indemnifying party shall, without the prior written consent of the indemnified parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an indemnified party under this Section 8 or Section 9 hereof (whether or not the indemnified party is an actual or potential party thereto), unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the indemnified party. If at any time an indemnified party shall have requested in writing an indemnifying party to reimburse the indemnified party for any fees and expenses as contemplated by this Section 8(c), then the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have fully reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days' prior written notice of its intention to settle.

(d) Provided that such Non-Canadian Underwriters have not terminated and cancelled their obligations to the Company in accordance with this Agreement, each Non-Canadian Underwriter agrees that if any losses, claims, damages or liabilities, joint or several (collectively, the "Claims") are suffered by an indemnified party as contemplated by Section 8(a) (and such Claims did not include such Non-Canadian Underwriter on the basis that it did not sign the underwriters' certificate to the Canadian Prospectus or the Canadian Prospectus Supplement and such Claims would have included such Non-Canadian Underwriter if it had signed such certificate) under Section 130 of the Securities Act (Ontario) or the equivalent provisions of Canadian Securities Laws in the other Canadian Jurisdictions based upon a misrepresentation or alleged misrepresentation within the meaning of applicable Canadian Securities Laws in the Canadian Prospectus or Canadian Prospectus Supplement, and such indemnified party is determined by a court of competent jurisdiction or other governmental authority in a final judgment or decision from which no appeal can be made to be liable pursuant to such laws in respect of such Claims and such indemnified party does pay such Claims (the "Liability Amount"), then such Non-Canadian Underwriter shall indemnify on a several basis, and not a joint or joint and several basis, such indemnified party from and against the Liability Amount for such Non-Canadian Underwriter's pro rata share of such Liability Amount, on the basis of and assuming that such Non-Canadian Underwriters had signed the underwriters' certificate to the Canadian Prospectus or the Canadian Prospectus Supplement, but only to the extent of its underwriting obligation under Schedule A hereto. Each Non-Canadian Underwriter shall further indemnify such indemnified party, without regard to the final outcome of any such Claims, for such Non-Canadian Underwriter's pro rata share of any legal and other expenses reasonably incurred and paid by such indemnified party in connection with the investigation or defence of any such Claims (the "Indemnified Expenses"). For the purposes of determining the aggregate amount that the applicable Non-Canadian Underwriter is obligated to indemnify all other indemnified parties, "pro rata" will be based on the percentage of Initial Units set forth opposite its name in Schedule A hereto as compared to the total number of Initial Units. For the avoidance of doubt, the maximum aggregate amount which a Non-Canadian Underwriter is required to indemnify the other indemnified parties under this Section 8(d) shall be the lesser of (i) the percentage of the total of the Liability Amount and Indemnified Expenses equal to the percentage of Initial Units set forth opposite such Non-Canadian Underwriter's name in Schedule A hereto as compared to the total number of Initial Units and (ii) the total public offering price of the Initial Units and Additional Securities such Non-Canadian Underwriter is required to place or purchase under Schedule A hereto. The amount payable by a Non-Canadian Underwriter to the indemnified parties pursuant to this Section 8(d) shall be reduced to the extent that such Non-Canadian Underwriter is required to pay damages directly to plaintiffs under Canadian Securities Laws in connection with the Claim or Claims that are the subject matter of the indemnification being sought. Further, a Non-Canadian Underwriter will only be required to make payment to an indemnified party pursuant to this Section 8(d) if (i) such indemnified party has used reasonable commercial efforts to be reimbursed for the Liability Amount and Indemnified Expenses pursuant to this Section 8(d) but has not been fully reimbursed and (ii) it has not been determined (either by a court of competent jurisdiction in a final judgment from which no appeal can be made or by acknowledgement of the indemnified party) that the Claim resulting in the Liability Amount and Indemnified Expenses was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such indemnified party and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines, or the indemnified party acknowledges, that such Claim to which such indemnified party is subject was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such indemnified party then such indemnified party shall promptly reimburse to such Non-Canadian Underwriter any Indemnified Expenses. If any Claim is asserted against any indemnified party that is or may be subject to indemnification under this Section 8(d), the indemnified party will notify the Non-Canadian Underwriters in writing as soon as possible of the particulars of such Claim (but the omission so to notify the applicable Non-Canadian Underwriters of any potential Claim shall not relieve it from any liability which it may have to any indemnified party and any omission so to notify a Non-Canadian Underwriter of any actual Claim shall affect its liability only to the extent that such Non-Canadian Underwriter is actually and materially prejudiced by that failure). Each Non- Canadian Underwriter agrees that, to the extent it is not a party to such Claim, the other Underwriters will be entitled to conduct the defence of any such action or proceeding brought to enforce such Claim, and such Non-Canadian Underwriter's liability hereunder shall not be reduced in any way based upon the conduct of such defence unless the indemnified parties are determined to be grossly negligent (by a court of competent jurisdiction in a final judgment from which no appeal can be made) in conducting such defence. The Underwriters shall provide the Non-Canadian Underwriters with notice of any material developments in the action or proceeding. With respect to any indemnified party who is not a party to this Agreement, the Underwriters other than the Non-Canadian Underwriters shall obtain and hold the rights and benefits of this Section 8(d) in trust for and on behalf of such indemnified party.

Section 9 Contribution.

(1) In order to provide for contribution in circumstances in which the indemnification provided for in Section 8 hereof is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, the Company and the Underwriters shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by the Company, any contribution received by the Company from persons, other than the Underwriters, who may also be liable for contribution, including persons who control the Company within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act, officers of the Company who signed the Canadian Prospectus and the Registration Statement and each director of the Company) as incurred to which the Company and one or more of the Underwriters may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Company and the Underwriters from the Offering or, if such allocation is not permitted by applicable law, in such proportions as are appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company and the Underwriters in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Underwriters shall be deemed to be in the same proportion as (x) the total proceeds from the Offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company bears to (y) the underwriting discount or commissions received by the Underwriters, in each case as set forth in the table on the cover page of the U.S. Prospectus. The relative fault of each of the Company and the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 9. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 9 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any judicial, regulatory or other legal or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 9, (i) no Underwriter shall be required to contribute any amount in excess of the amount by which the discounts and commissions applicable to the Units underwritten by it and distributed to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9, each person, if any, who controls an Underwriter within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each person, if any, who controls the Company within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act, and each officer and director of the Company shall have the same rights to contribution as the Company subject in each case to clause (i) of the immediately preceding sentence. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 9 or otherwise. The obligations of the Underwriters to contribute pursuant to this  Section 9 are several in proportion to the respective number of Units to be purchased by each of the Underwriters hereunder and not joint.

Section 10 Underwriter Default.

If any Underwriter or Underwriters shall default in or terminate its or their obligation to purchase Initial Units or Additional Securities hereunder, and if the Initial Units or Additional Securities with respect to which such default or termination relates (the "Specified Units") do not (after giving effect to arrangements, if any, made by the Lead Underwriters pursuant to subsection (b) below) exceed in the aggregate 10% of the number of Initial Units or Additional Securities, each non-defaulting Underwriter, acting severally and not jointly, agrees to purchase that number of Specified Units that bears the same proportion of the total number of Specified Units then being purchased as the number of Initial Units set forth opposite the name of such Underwriter in Schedule A hereto bears to the aggregate number of Initial Units set forth opposite the names of the non-defaulting or non-terminating Underwriters, subject, however, to such adjustments to eliminate fractional units as the Lead Underwriters in its sole discretion shall make.

(a) In the event that the aggregate number of Specified Units exceeds 10% of the number of Initial Units or Additional Securities, as the case may be, the Lead Underwriters may in their discretion arrange for themselves or for another party or parties (including any non- defaulting or non-terminating Underwriter or Underwriters who so agree) to purchase the Specified Units on the terms contained herein. In the event that within five calendar days after such a default or termination, the Lead Underwriters do not arrange for the purchase of the Specified Units as provided in this Section 10, this Agreement or, in the case of a default or termination with respect to the Additional Securities, the obligations of the Underwriters to purchase and of the Company to sell the Additional Securities, shall thereupon terminate, without liability on the part of the Company with respect thereto (except in each case as provided in Section 6, Section 8, Section 9 and Section 11) or the non-defaulting or non-terminating Underwriters, but nothing in this Agreement shall relieve a defaulting Underwriter or Underwriters of its or their liability, if any, to the other Underwriters and the Company for damages occasioned by its or their default hereunder.

(b) In the event that any Specified Units are to be purchased by the non-defaulting or non-terminating Underwriters, or are to be purchased by another party or parties as aforesaid, the Lead Underwriters and the Company shall have the right to postpone the Closing Date or Additional Closing Date, as the case may be for a period, not exceeding five business days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectuses or in any other documents and arrangements, and the Company agrees to file promptly any amendment or supplement to the Registration Statement or the Prospectuses which, in the opinion of Underwriters' Counsel, may thereby be made necessary or advisable. The term "Underwriter" as used in this Agreement shall include any party substituted under this Section 10 with like effect as if it had originally been a party to this Agreement with respect to such Initial Units and Additional Securities.

Section 11 Survival of Representations and Agreements.

All representations and warranties, covenants and agreements of the Underwriters and the Company contained in this Agreement or in certificates of officers of the Company or any Subsidiary submitted pursuant hereto, including the covenants of the Company contained in Section 4, covenants of the Underwriters contained in Section 5, the indemnity agreements contained in Section 8 and the contribution agreements contained in Section 9, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Underwriter or any controlling person thereof or by or on behalf of the Company, any of its officers and directors or any controlling person thereof, and shall survive delivery of and payment for the Units to and by the Underwriters. The representations contained in Section 1 and the agreements contained in Section 6, Section 8, Section 9, Section 11, Section 15 and Section 16 hereof shall survive any termination of this Agreement, including termination pursuant to Section 7 or Section 12 hereof.

Section 12 Effective Date of Agreement; Termination.

(a) This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.

(b) Each Underwriter shall have the right to terminate this Agreement at any time prior to the Closing Date or to terminate the obligations of such Underwriter to purchase the Additional Securities at any time prior to the Additional Closing Date, as the case may be, if, at or after the Applicable Time, (i) any domestic or international event or act or occurrence has materially disrupted, or in the opinion of an Underwriter will in the immediate future materially disrupt, the market, settlement, payment or clearance services for the Company's securities or securities in general; (ii) trading in the Company's common shares shall have been suspended by the Commission, the Canadian Qualifying Authorities, the TSX or the Nasdaq or trading in securities generally on the TSX or the Nasdaq shall have been suspended or been made subject to material limitations, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the Nasdaq or TSX or by order of the Commission or any other governmental authority having jurisdiction; (iii) a banking moratorium has been declared by any U.S. state or U.S. or Canadian federal authority or any material disruption in commercial banking or securities settlement or clearance services shall have occurred; (iv) any downgrading shall have occurred in the Company's corporate credit rating or the rating accorded the Company's debt securities by any "nationally recognized statistical rating organization" (as that term is defined in Section 3(a)(62) of the Exchange Act) or any such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company's debt securities or any notice or announcement shall have been given or made of any watch, review or possible change that does not indicate an affirmation or improvement in the rating accorded; (v) any inquiry, investigation or proceeding in relation to the Company or its directors or officers, whether formal or informal, is commenced, announced, or threatened, which, in the opinion of an Underwriter, acting in good faith, would reasonably be expected to have a Material Adverse Effect; (vi) any law or regulation under or pursuant to any statute of Canada or of any province or territory thereof, or of the United States or any state or territory thereof, is promulgated or changed which in the opinion of an Underwriter, acting in good faith, operates to prevent or materially restrict the distribution or trading of the Units or which, in the opinion of an Underwriter, acting in good faith, would reasonably be expected to have a Material Adverse Effect, including as to the market price or value of the Units; (vii) there is, in the opinion of an Underwriter, acting in good faith, a material change or a change in any material fact or a new material fact arises that would reasonably be expected to have a Material Adverse Effect, including as to the market price or value of the Units; (viii) the Company is in breach of any material term, condition, or covenant of this Agreement or any representation or warranty given by the Company in this Agreement is false or becomes false in any material respect; or (ix) there shall have developed, occurred or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence, any escalation in the severity of the COVID-19 pandemic from the date of this Agreement or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of an Underwriter, makes it impracticable or inadvisable to proceed with the Offering, sale and delivery of the Initial Units or the Additional Securities, as the case may be, on the terms and in the manner contemplated by the Prospectuses.

(c) Any notice of termination pursuant to this Section 12 shall be in writing.

(d) If this Agreement shall be terminated pursuant to any of the provisions hereof, or if the sale of the Units provided for herein is not consummated because any condition to the obligations of the Underwriters set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof, the Company will, subject to demand by the Underwriters, reimburse the Underwriters for all reasonable out-of-pocket expenses (including the reasonable fees and expenses of their counsel), incurred by the Underwriters in connection herewith.

Section 13 Notices.

(a) Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

(i) if to an Underwriter, addressed and sent in accordance with the details noted below:

 c/o Canaccord Genuity Corp.

 Brookfield Place, TD Tower

 181 Bay Street, Suite 3100, P.O. Box 516

 Toronto, Ontario, M5J 2S1

 Attention:  Steve Winokur, Managing Director, Investment Banking

 Email:  swinokur@cgf.com

 And

 c/o Canaccord Genuity LLC

 99 High Street

 Boston, Massachusetts 02110

 United States

 Attention:  Jennifer Pardi

 Email:  jpardi@cgf.com

 And

 BMO Nesbitt Burns Inc.

 100 King Street West, 4th Floor

 Toronto, ON M5X 1H3

 Attention:  Andrew Warkentin

 Managing Director, Investment Banking

 Email:  andrew.warkentin@bmo.com

 And

 Scotia Capital Inc.

 40 King Street West, 64th Floor

 Toronto, ON M5H 3Y2

 Attention:  Jon Brenzel, Director, Investment Banking

 Email: jon.brenzel@scotiabank.com

 And

 Eight Capital

 EY Tower

 100 Adelaide St. West, Suite 2900

 Toronto, ON M5H 1S3

 Attention:  Patrick McBride, Head of Origination, Investment Banking

 Email: pmcbride@viiicapital.com

 And

 Raymond James Ltd.

 40 King Street West, 54th Floor

 Toronto ON M5H 3Y2

 Attention:  Marwan Kubursi, Managing Director, Investment Banking

 Email: marwan.kubursi@raymondjames.ca

 And

 Stifel Nicolaus Canada Inc.

 145 King Street West - Suite 300

 Toronto, ON M5H 1J8

 Attention:  Matthew Gaasenbeek,

 Co-Head of Investment Banking Canada

 Email: mgaasenbeek@stifel.com

 And

 A.G.P. / Alliance Global Partners

 590 Madison Avenue, 28th Floor

 New York, NY 10022

 United States

 Attention:  Thomas Higgins, Managing Director, Investment Banking

 Email: thiggins@allianceg.com

 And

 ATB Capital Markets Inc.

 66 Wellington Street West

 Suite 3530, Toronto, ON

 M5K 1A1

 Attention:  Adam Carlson, Managing Director, Investment Banking

 Email: acarlson@atb.com

 And

 Haywood Securities Inc.

 200 - 700 Burrard St.

 Vancouver, BC V6C 3L8

 Attention:  Robert Blanchard, President, Investment Banking

 Email: rblanchard@haywood.com

 And

 Paradigm Capital Inc.

 95 Wellington Street West, Suite 2101

 Toronto, ON M5J 2N7

 Attention:  Jason Matheson, Managing Director, Investment Banking

 Email: jmatheson@paradigmcap.com

 and in each case with a copy (which shall not constitute notice) sent to:

 Stikeman Elliott LLP

 5300 Commerce Court West

 199 Bay Street

 Toronto, Ontario

 M5L 1B9

 Attention: Martin Langlois

 E-mail:  mlanglois@stikeman.com

(ii) if to the Company, addressed and sent to:

 35 English Dr.

 Moncton, NB

 E1E 3X3

 Attention:  Greg Engel, CEO and Derrick West, CFO

 Email: Greg.Engel@organigram.ca  / derrick.west@organigram.ca with copy to:

 Attention: Helen Martin, SVP, Strategic & Legal Affairs

 Email: helen.martin@organigram.ca

 with a copy (which shall not constitute notice) sent to:

 Goodmans LLP

 Bay Adelaide Centre - West Tower

 333 Bay Street, Suite 3400

Toronto, ON M5H 2S7

Attention: Neill May and David Coll-Black

Email: nmay@goodmans.ca  / dcollblack@goodmans.ca

(b) Each notice shall be personally delivered to the addressee or sent by e-mail to the addressee and:

(i) a notice that is personally delivered shall, if delivered on a business day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is delivered; and

(ii) a notice that is sent by e-mail shall be deemed to be given and received on the first business day following the day on which it is sent.

Section 14 Parties.

This Agreement shall inure solely to the benefit of, and shall be binding upon, the Underwriters and the Company and the controlling persons, directors, officers, employees and agents referred to in Section 8 and Section 9 hereof, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and said controlling persons and their respective successors, officers, directors, heirs and legal representatives, and it is not for the benefit of any other person, firm or corporation. The term "successors and assigns" shall not include a purchaser, in its capacity as such, of Units from any of the Underwriters.

Section 15 Governing Law and Jurisdiction; Waiver of Jury Trial.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The Company irrevocably (a) submits to the jurisdiction of any court of the Province of Ontario (each an "Ontario Court") for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated by this Agreement, the Registration Statement and the Prospectuses (each, a "Proceeding"), (b) agrees that all claims in respect of any Proceeding may be heard and determined in any Ontario Court, (c) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any Ontario Court or from any legal process therein, (d) agrees not to commence any Proceeding other than in an Ontario Court, and (e) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum. THE COMPANY (ON BEHALF OF ITSELF AND, TO THE FULLEST EXTENT PERMITTED BY LAW, ON BEHALF OF ITS RESPECTIVE EQUITY HOLDERS AND CREDITORS) HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE REGISTRATION STATEMENT AND THE PROSPECTUS.

Section 16 Judgment Currency.

If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than Canadian dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase Canadian dollars with such other currency in Toronto, Ontario on the business day preceding that on which final judgment is given. The obligations of the Company in respect of any sum due from it to any Underwriter shall, notwithstanding any judgment in any currency other than Canadian dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase Canadian dollars with such other currency; if the Canadian dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the Canadian dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the Canadian dollars so purchased over the sum originally due to such Underwriter hereunder.

Section 17 Underwriter Information

The parties acknowledge and agree that, for purposes of Section 1(c), Section 1(d), Section 1(e), Section 1(g) and Section 8 hereof, the information provided by or on behalf of any Underwriter consists solely of the material included in paragraph 11 under the caption "Plan of Distribution" in the Prospectuses, only insofar as such statements relate to stabilization activities that may be undertaken by any Underwriter.

Section 18 Assignment

The Company acknowledges that the Lead Underwriters shall, in their sole discretion and without notice to or consent of the Company, be entitled to assign its underwriting commitment under this Agreement to any affiliate or subsidiary of Canaccord Genuity Group Inc. Notwithstanding the foregoing, the Lead Underwriters shall remain subject to their respective obligations under this Agreement.

Section 19 Currency

Unless otherwise stated, all dollar amounts and references to "$" in this Agreement refer to the lawful currency of Canada. All references to "US$" are to the lawful currency of the United States.

Section 20 No Fiduciary Relationship.

The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Company's securities contemplated hereby. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm's length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its respective management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company's securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its respective understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company's securities, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

Section 21 Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of a signed counterpart of this Agreement by facsimile transmission, email or other electronic means shall constitute valid and sufficient delivery thereof.

Section 22 Headings.

The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

Section 23 Time is of the Essence.

Time shall be of the essence of this Agreement. As used herein, the term "business day" shall mean any day other than a day on which banks are permitted or required to be closed in Toronto, Ontario or New York, New York.

Section 24  Entire Agreement.

This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the Offering, represents the entire agreement between the Company, on the one hand, and the Underwriters, on the other, with respect to the preparation of the Registration Statement, the Base Prospectuses, the Prospectuses, the conduct of the Offering, and the purchase and sale of the Units.

[signature pages follow]

If the foregoing correctly sets forth your understanding, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

ORGANIGRAM HOLDINGS INC.
By:	(signed) "Greg Engel"
Greg Engel Chief Executive Officer

Accepted as of the date first above written

CANACCORD GENUITY CORP.
By:	(signed) "Steve Winokur"
Steve Winokur Managing Director, Investment Banking

Accepted as of the date first above written

CANACCORD GENUITY LLC
By:	(signed) "Jennifer Pardi"
Jennifer Pardi Sr. Managing Director

Accepted as of the date first above written

BMO NESBITT BURNS INC.
By:	(signed) "Andrew Warkentin"
Andrew Warkentin Managing Director, Investment Banking

Accepted as of the date first above written

SCOTIA CAPITAL INC.
By:	(signed) "Jon Brenzel"
Jon Brenzel Director, Investment Banking

Accepted as of the date first above written

EIGHT CAPITAL
By:	(signed) "Patrick McBride"
Patrick McBride Head of Origination, Investment Banking

Accepted as of the date first above written

RAYMOND JAMES LTD.
By:	(signed) "Marwan Kubursi"
Marwan Kubursi Managing Director, Investment Banking

Accepted as of the date first above written

STIFEL NICOLAUS CANADA INC.
By:	(signed) "Matthew Gaasenbeek"
Matthew Gaasenbeek Co-Head of Investment Banking Canada

Accepted as of the date first above written

A.G.P. / ALLIANCE GLOBAL PARTNERS
By:	(signed) "Thomas Higgins"
Thomas Higgins Managing Director, Investment Banking

Accepted as of the date first above written

ATB CAPITAL MARKETS INC.
By:	(signed) "Adam Carlson"
Adam Carlson Managing Director, Investment Banking

Accepted as of the date first above written

HAYWOOD SECURITIES INC.
By:	(signed) "Rob Blanchard"
Rob Blanchard President, Investment Banking

Accepted as of the date first above written

PARADIGM CAPITAL INC.
By:	(signed) "Jason Matheson"
Jason Matheson Managing Director, Investment Banking

Schedule A

Underwriter	Total Number of Initial Units to be Purchased	Number of Additional Units to be Purchased if Option is Fully Exercised
Canaccord Genuity Corp.	7,718,750	1,157,813
Canaccord Genuity LLC	7,718,750	1,157,813
BMO Nesbitt Burns Inc.	6,500,000	975,000
Scotia Capital Inc.	2,437,500	365,625
Eight Capital	1,625,000	243,750
Raymond James Ltd.	1,625,000	243,750
Stifel Nicolaus Canada Inc.	1,625,000	243,750
A.G.P. / Alliance Global Partners	812,500	121,875
ATB Capital Markets Inc.	812,500	121,875
Haywood Securities Inc.	812,500	121,875
Paradigm Capital Inc.	812,500	121,875
Total	32,500,000	4,875,000

A-1

Schedule B

1.	Greg Engel
2.	Paolo De Luca
3.	Timothy Emberg
4.	Helen Martin
5.	Matthew Rogers
6.	Derrick West
7.	Peter Amirault
8.	Dexter John
9.	Geoff Machum
10.	Ken Manget
11.	Stephen Smith
12.	Sherry Porter

B-1

Annex I
Form of Lock-Up Agreement

November 12, 2020

Canaccord Genuity Corp.

Brookfield Place, TD Tower

181 Bay Street, Suite 3100, P.O. Box 516

Toronto, Ontario, M5J 2S1

Canaccord Genuity Corp.

99 High Street

Boston, Massachusetts 02110

United States

Attention: Steve Winokur and Tom Pollard

Ladies and Gentlemen:

This letter agreement (this "Agreement") relates to the proposed public offering (the "Offering") by Organigram Holdings Inc., a corporation continued under the Canada Business Corporations Act (the "Company"), of units (the "Units"). Each Unit shall be comprised of common shares (the "Common Shares") of the Company and common share purchase warrants (the "Warrants").

In order to induce you and the other underwriters (the "Underwriters") to underwrite the Offering, the undersigned hereby agrees that, without the prior written consent of Canaccord Genuity Corp. and Canaccord Genuity LLC (collectively, the "Lead Underwriters"), during the period from the date hereof until ninety (90) days from the Closing Date for the Offering (the "Lock-Up Period"), the undersigned (a) will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security (as defined below), and (b) will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any Relevant Security (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration. As used herein "Relevant Security" means the Units, the Common Shares, the Warrants, any other equity security of the Company or any Subsidiary and any security convertible into, or exercisable or exchangeable for, any equity security. Notwithstanding the foregoing, (i) the undersigned may transfer Relevant Securities by bona fide gift, will or intestate succession, and (ii) the undersigned may transfer Relevant Securities to any corporate entity or partnership controlled by the undersigned, provided as to (i) and (ii) above, each resulting transferee of Relevant Securities executes and delivers to you an agreement satisfactory to you certifying that such transferee is bound by the terms of this Agreement and has been in compliance with the terms hereof since the date first above written as if it had been an original party hereto.

I-1

This Agreement shall not apply to the exercise of an option to purchase any shares of the Company's capital stock pursuant to existing security-based compensation plans of the Company. In addition, this Agreement shall not restrict the sale or other disposition of Relevant Securities that are acquired by the undersigned in the open market after the Offering is priced, provided that any such sale or other disposition fully complies with, and is not required to be disclosed or reported under, applicable law (including but not limited to Section 16 under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder).

The undersigned hereby authorizes the Company during the Lock-Up Period to cause any transfer agent for the Relevant Securities to decline to transfer, and to note stop transfer restrictions on the applicable register and other records relating to, Relevant Securities for which the undersigned is the record holder and, in the case of Relevant Securities for which the undersigned is the beneficial but not the record holder, agrees during the Lock-Up Period to cause the record holder to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, such Relevant Securities. The undersigned hereby further agrees that, without the prior written consent of the Lead Underwriters, during the Lock-Up Period the undersigned (x) will not file or participate in the filing with the Securities and Exchange Commission of any registration statement, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of a Relevant Security and (y) will not exercise any rights the undersigned may have to require registration with the Securities and Exchange Commission of any proposed offering or sale of a Relevant Security.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms. Upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof. Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date first above written.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario. Delivery of a signed copy of this letter by facsimile transmission shall be effective as delivery of the original hereof.

Very truly yours,

By:
Name:

I-2

Annex II

Number of Initial Units: 32,500,000

Number and type of Additional Securities: Additional Units at the Purchase Price

Public Offering Price per Unit: C$1.85

Underwriting Commission per Unit: C$0.0925

Date of Delivery of Initial Units: November 12, 2020

Use of Proceeds: The net proceeds to the Company from this Offering will be approximately C$57,118,750 (or approximately C$65,686,562 if the Underwriters exercise their over-allotment option in full), after deducting the applicable underwriting commission but before deducting the estimated expenses. The Company intends to use the net proceeds of the Offering for working capital and other general corporate purposes.

Issuer Free Writing Prospectuses

Term Sheet dated November 10, 2020

News Release dated November 10, 2020

II - 1